Exhibit 99.1

CORPORACION RECURSOS IBERIA SL
AND
PETAQUILLA MINERALS LTD.

NI43-101 TECHNICAL REPORT ON THE
LOMERO-POYATOS Au-Cu-Pb-Zn MINE
IN ANDALUSIA, SPAIN

37°48’N Latitude, 6°56’W Longitude

Prepared by
QUALIFIED PERSON
Richard Fletcher MSc, BSc,
FAusIMM, MIMMM, C.Geol. C.Eng. (Geologist)

Originally issued 29th July 2011
And Revised 21st May 2012

BEHRE DOLBEAR INTERNATIONAL LIMITED
3rd FLOOR, INTERNATIONAL HOUSE
DOVER PLACE, ASHFORD, KENT, UK
TN23 1HU

NI43-101 Technical Report on the Lomero-Poyatos Mine
21st May 2012

TABLE OF CONTENTS

1.0		SUMMARY	1
	1.1	THE PROPERTY	1
	1.2	LOCATION	1
	1.3	OWNERSHIP	1
	1.4	GEOLOGY AND MINERALIZATION	1
	1.5	EXPLORATION CONCEPT	2
	1.6	STATUS OF EXPLORATION	2
	1.7	MINERAL RESOURCES	2
	1.8	THE QUALIFIED PERSON’S CONCLUSIONS AND RECOMMENDATIONS	3
2.0		INTRODUCTION	3
	2.1	THE PURPOSE OF THE ITR	4
	2.2	THE SOURCES OF INFORMATION AND DATA	4
	2.3	THE SCOPE OF THE PERSONAL INSPECTION ON THE PROPERTY	4
3.0		RELIANCE ON OTHER EXPERTS	5
	3.1	LEGAL ISSUES	5
	3.2	PREVIOUS STUDIES AND REPORTS	5
4.0		PROPERTY DESCRIPTION AND LOCATION	6
	4.1	THE PROPERTY AREA	6
	4.2	THE LOCATION,	6
	4.3	THE TYPE OF MINERAL TENURE	7
	4.4	MINERAL TITLE DETAILS	7
	4.5	ENVIRONMENTAL ASPECTS	10
	4.6	PERMITS REQUIRED	11
5.0		ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE	12
	5.1	TOPOGRAPHY, ELEVATION AND VEGETATION	12
	5.2	ACCESS TO THE PROPERTY	12
	5.3	PROXIMITY TO POPULATION CENTRES	13
	5.4	CLIMATE	13
	5.5	SITE INFRASTRUCTURE	13
6.0		HISTORY	15
	6.1	PRIOR OWNERSHIP	15
	6.2	EXPLORATION HISTORY	18
	6.3	HISTORICAL RESOURCE ESTIMATES	24
7.0		GEOLOGICAL SETTING AND MINERALISATION	36
	7.1	REGIONAL GEOLOGY	36
	7.2	LOCAL GEOLOGY	36
	7.3	PROPERTY GEOLOGY	37
	7.4	MINERALIZATION	39
8.0		DEPOSIT TYPES	39
9.0		EXPLORATION	40
10.0		DRILLING	40
11.0		SAMPLE PREPARATION, ANALYSES AND SECURITY	40
12.0		DATA VERIFICATION	40
13.0		MINERAL PROCESSING AND METALLURGICAL TESTING	41
	13.1	DISCUSSION OF THE METALLURGICAL DATA	42
14.0		MINERAL RESOURCE ESTIMATES	49
	14.1	GEMCOM RESOURCE MODEL	51
	14.2	DATABASE PREPARATION AND VALIDATION	52
	14.3	MINERAL RESOURCE ESTIMATION	57
	14.4	LOMERO-POYATOS BLOCK MODELS BY ELEMENT BASED ON	60
15.0		MINERAL RESERVE ESTIMATES	67

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16.0		MINING METHODS	67
17.0		RECOVERY METHODS	67
18.0		PROJECT INFRASTRUCTURE	67
19.0		MARKET STUDIES AND CONTRACTS	67
20.0		ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY	68
21.0		CAPITAL AND OPERATING COSTS	68
22.0		ECONOMIC ANALYSIS	68
23.0		ADJACENT PROPERTIES	68
24.0		OTHER RELEVANT DATA AND INFORMATION	68
25.0		INTERPRETATION AND CONCLUSIONS	68
	25.1	DISCUSSION OF RESULTS	68
	25.2	DATA ADEQUACY AND RELIABILITY	68
	25.3	THE PROJECT CONCLUSIONs	69
26.0		RECOMMENDATIONS	69
	26.1	COST OF PROGRAMMES	70
27.0		REFERENCES	71
28.0		DATE AND SIGNATURE PAGE	72
29.0		CERTIFICATE AND CONSENT	73

LIST OF TABLES

Table 1	Lomero-Poyatos Mining Concessions	8
Table 2	Significant Newmont/CMR Drillhole Intersections (Source: WAI, 2007 )	21
Table 3	Significant (>2m at 1g/t Au) gold value drill intercepts (CMR, 2002 – 2004)	23
Table 4	Historic SRK Mineral Resource Statement (Source: SRK, 2002)	25
Table 5	Concentrate Grades and Recoveries from AMCO-Robertson Test work	27
Table 6	Historic CMR Mineral Resource Estimate (Source:- CMR, 2007)	34
Table 7	Historic WAI Underground Resource Estimate at 1.5 g/t Au cut-off	35
Table 8	Processing test results (Source: Amco-Robertson, 2002)	42
Table 9	Assumptions used in deriving NSR for Lomero-Poyatos (in US$)	43
Table 10	Correlation Coefficients of the Raw Assay Data (Source: Gemcom, 2011)	54
Table 11	Global Inferred Mineral Resource Estimate at Various Cut-offs	58
Table 12	Inferred Mineral Resource Estimate assuming underground mining	59

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LIST OF FIGURES

Figure 1	Location map of the Lomero-Poyatos mine	7
Figure 2	Location map showing mineral concessions (Red) and surface rights (blue)	9
Figure 3	Satellite image showing location of mineral assets at Lomero-Poyatos	10
Figure 4	Lomero-Poyatos mine shaft	13
Figure 5	Poyatos pit (looking west) note exposed pyrite (grey) in bottom of pit	14
Figure 6	Lomero pit (looking east)	14
Figure 7	Isometric view showing extent of underground workings (Source- Sigiriya, 2009)	16
Figure 8	Long section showing drill hole intersections and resource boundary	17
Figure 9	Deposit structure and isopachs in vertical section (Source: CMR, 2006)	17
Figure 10	Mineral distribution block model for Au-Zn-Cu (Source: CMR, 2006)	18
Figure 11	Lomero-Poyatos Stratigraphy and Lithology (Source: CMR, 2006)	19
Figure 12	Bedded sulphides in drill core (Source: CMR, 2006)	20
Figure 13	Lomero-Poyatos – exploration potential (Source: CMR, 2006)	20
Figure 14	Detail of the north-east extension of the Lomero-Poyatos deposit	22
Figure 15	Mines in the Iberian pyrite belt	36
Figure 16	Local geology of the Lomero-Poyatos district	37
Figure 17	Geology of the Lomero-Poyatos mine site (Source: WAI, 2007)	38
Figure 18	Schematic N-S cross-section through the Lomero-Poyatos deposit	39
Figure 19	Histogram of Gold assay values showing 2 populations (blue line)	44
Figure 20	Correlation plots of each metal pair assay values	45
Figure 21	Plan view of CMR drillholes and section lines (source: Gemcom, 2011)	50
Figure 22	Long section showing underground workings (Source: Gemcom, 2010)	51
Figure 23	Block Model Solid of Lomero-Poyatos deposit at >25% S	55
Figure 24	Primary Variogram – gold	57
Figure 25	Model of Mine Workings	58
Figure 26	Plan view showing Au mineralisation, drill holes and IK estimated block model	60
Figure 27	Section view showing Au mineralisation at the eastern extremity of the block	60
Figure 28	Inclined section looking towards the SW showing Au mineralisation	61
Figure 29	Plan view showing Ag mineralisation, drill holes and IK estimated block model	61
Figure 30	Section view showing Ag mineralisation at the eastern extremity of the block	62
Figure 31	Inclined section looking towards the SW showing Ag mineralisation, drill holes	62
Figure 32	Plan view showing Cu mineralisation, drill holes and IK estimated block model	63
Figure 33	Section view showing Cu mineralisation at the eastern extremity of the block	63
Figure 34	Inclined section looking towards the SW showing Cu mineralisation, drill holes	64
Figure 35	Plan view showing Pb mineralisation, drill holes and IK estimated block mode	64
Figure 36	Section view showing Pb mineralisation at the eastern extremity of the block	65
Figure 37	Inclined section looking towards the SW showing Pb mineralisation, drill holes	65
Figure 38	Plan view showing Zn mineralisation, drill holes and IK estimated block model	66
Figure 39	Section view showing Zn mineralisation at the eastern extremity of the block	66
Figure 40	Inclined section looking towards the SW showing Zn mineralisation, drill holes	67

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1.0 SUMMARY

Behre Dolbear International Limited (Behre Dolbear) was commissioned by Corporacion Recursos Iberia SL (“CRI”) to review the Lomero-Poyatos Mine project in southwest Spain and prepare this report in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Behre Dolbear understands that this technical report is to be used by CRI in connection with a contemplated transaction with Petaquilla Minerals Ltd.

The Behre Dolbear team visiting the project included Mr. Richard Fletcher, M.Sc, FAusIMM, MIMMM, C. Eng, C.Geol, a Qualified Person for geological reviews and mineral resource estimation and the author of this report. The Report has been reviewed by Mr. Denis Acheson, B.Sc. Eng, MMMSA, as Project Advisor. Mr. Fletcher accepts responsibility for all Sections of this report.

1.1	THE PROPERTY

CRI acquired an interest in the historic Lomero-Poyatos Mine from the previous owner Recursos Metalicos SL (RMSL) and commissioned Behre Dolbear to prepare a preliminary geological model and Mineral Resource Estimate of the Lomero-Poyatos deposit based on available historical data. It is this work that forms the basis for this NI43-101 Report. Much of the historical data, including most of the drill-hole data, was generated by Cambridge Mineral Resources plc (CMR), a company that previously owned the property during the period 2001- 2007.

The Lomero-Poyatos mine produced about 2.6 Mt of pyrite ore, mostly by underground mining methods, for use as sulphuric acid feedstock, but has been closed for about 20 years. The site consists of a sealed vertical shaft and headgear that would need refurbishing, the Lomero open-pit mine to the east of the shaft and the Poyatos open-pit mine to the west of the shaft. It is likely that a Unified Environmental Authorisation (Autorización Ambiental Unificada - AAU) would be required prior to any significant re-development of the mine site.

1.2	LOCATION

The Lomero-Poyatos mine is located at 37°48’N / 6°56’W in Huelva Province of the Autonomous Community of Andalucía in Southern Spain, about 500 km south of Madrid, 85 km north-west of Seville and 60 km north-east of the port of Huelva.

1.3	OWNERSHIP

In June 2001, the Provincial Government in Spain granted a consolidation of the 13 Operating Concessions totalling about 175 ha at Lomero-Poyatos, offering a long term (60 years) security to any future development plans. CRI acquired the Lomero-Poyatos Concessions in a public offering in April 2010. Behre Dolbear has not carried out any legal due diligence on the validity, legality, ownership or constraints of the Lomero-Poyatos mineral Concessions or any agreements with related or third parties. Behre Dolbear has assumed that the process of establishing the exploitation rights and a Mining Permit does not affect the likely viability of the mineral assets nor the estimation and classification of the Mineral Resources as reported herein.

1.4	GEOLOGY AND MINERALIZATION

The Lomero-Poyatos mine is located in the north-east part of the Spanish/Portuguese (Iberian) pyrite belt which extends about 230 km between Seville in the east (in southern Spain) and the Atlantic coast near Lisbon in the west (in Portugal). Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located on the northern limb of the San Telmo anticline, which is an E-W trending fold structure adjacent to a major thrust fault. The deposit has an ENE (075°) strike and dips about 35°N.

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At the surface there are two separate areas of mineralization - Lomero (east) and Poyatos (west) - that combine at depth to form a single deposit 900 m in strike length. The average thickness of massive sulphide, based on drill-hole intersections, is about 7.5m, although the maximum thickness of massive sulphide exceeds 20m. The mineralisation is known to extend at least 500m down dip.

The mineral assemblage consists of pyrite, tenantite, sphalerite, galena, chalcopyrite, minor arsenopyrite, barite, pyrrhotite and gold. There are some hematite-magnetite-rich bands.

1.5	EXPLORATION CONCEPT

Lomero-Poyatos was a former sulphide (pyrite) mine that provided a source of sulphur for sulphuric acid production, with an estimated historical production of at least 2.6 million tonnes of massive sulphide (pyrite) ore. Although pyrite is the predominant sulphide, the sulphide mineralisation is significantly enriched in gold, with some copper-enrichment in the central part of the deposit, and some zinc-lead enrichment towards the eastern and western margins of the deposit. The deposit is currently being investigated as a potential gold producer with base-metal by-products.

1.6	STATUS OF EXPLORATION

CRI, the present owner of the Lomero-Poyatos mine, has not carried out any exploration of the property. All the available data is derived from the work carried out by the previous owners, particularly CMR. Exploration during CMR’s tenure included about 10,000m of drilling, 1,100m of trenching, detailed geological studies, metallurgical test work, resource evaluation and electromagnetic and gravity surveys. Resource modelling and assessment ranged from high-tonnage/low-grade open-pit development to high-grade/lower tonnage underground mining development options.

The Lomero-Poyatos deposit is still at the exploration stage and the mineral resource estimate is based on relatively wide-spaced drilling. Therefore, the mineral resource is categorised as an Inferred Mineral Resource. However, as stressed in this Independent Technical Report, these Inferred Mineral Resources are not ore reserves and do not have demonstrated economic viability. The author would caution that an Inferred Mineral Resources might not be upgraded in the future to an Indicated or Measured Mineral Resource as a result of continued exploration. Until these Inferred Mineral Resources are upgraded to at least Indicated Mineral Resource category, the Inferred Mineral Resource estimate should not be included as part of any economic appraisal for NI 43-101 reporting purposes.

Recent (April, 2011) work carried out at the University of Madrid showed that the deposit contains at least three different ore types as follows:

  Cupriferous Ore typically assaying 1.0% to 1.5% Cu with gold credits but with no Pb, Zn or Ag.

  Arsenic/Pyrite Ore containing gold credits only.

  Massive sulphide Ore containing all three base-metals, with silver associated with lead and gold associated with sulphides, and some free gold.

Consequently, these three different ore types may require at least three different processing flow-sheets.

1.7	MINERAL RESOURCES

The Lomero-Poyatos deposit Mineral Resource estimate was produced by the author working with Gemcom Software Europe Ltd (Gemcom). It is based mainly on the 2001 to 2007 CMR drill-hole data. The mineral resource at the property was estimated by creating a 3 dimensional (3D) geological

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block model of the sulphide deposit based on a > 25% S cut-off mineral envelope (the “Exploration target”), and then creating a mineral resource block model of the gold-silver-copper-lead-zinc mineralisation. The current Mineral Resource estimate is based on a 1 g/t Au cut-off, assuming that the most likely means of production will be by rehabilitation of the existing underground mine workings.

The author estimates that the Lomero-Poyatos property has an Inferred Mineral Resource of 6.07 Mt at 4.25 g/t Au, 88.74 g/t Ag, containing 0.83 Moz Au. The Mineral Resource estimate contains only mineralization within the >25% S mineral envelope using a 1 g/t Au cut-off for an underground mining scenario.

1.8	THE QUALIFIED PERSON’S CONCLUSIONS AND RECOMMENDATIONS

The Mineral Resource estimates were based on assumptions made about the specific gravity of the main mineralised rock types and it is strongly recommended that studies of the specific gravity be undertaken to enable the Inferred Mineral Resources to be upgraded to Indicated and Measured Mineral Resource categories.

As a consequence of the mineral diversity at Lomero-Poyatos, the geological and mineralogical domains also need to be better defined and separate tonnage and grade estimates need to be estimated for each of the ore types. Carefully selected and representative metallurgical samples need to be extracted from each of these ore type domains for additional metallurgical testing. In addition, further validation of the nature and distribution of the Au, Ag, Cu, Pb, Zn mineralisation is required, in order to upgrade the Inferred Mineral Resources.

It is recommended that additional drilling (totalling 20,000m) be carried out, including some duplicate drill-holes, twinning selected surveyed historical holes, in order to cross-correlate the historical data with confirmatory data and some additional drill-holes to better define the physical extent of the solid at depth and along strike.

It is proposed to achieve this in two stages: as a Stage 1 drilling programme and scoping study at an estimated cost of €6 million; and a Stage 2 pre-feasibility study with further drilling and test-work at an estimated cost of €7 million.

The author also believes that the Company should continue to examine the economic viability of open pit operations of the lower-grade near-surface mineralization in addition to the current underground scenario as the previous studies were completed at much lower metal pricing than is currently achievable. This could potentially expand the defined Mineral Resources at the property if these studies should show that this portion of the in-situ mineralisation which is currently excluded from the estimated mineral resource could possibly become economically extractable.

2.0 INTRODUCTION

This Independent Technical Report (ITR) has been prepared for Corporacion Recursos Iberia SL (CRI), a wholly-owned affiliate of Vancouver based Iberian Resources Corp (IRC), a company recently incorporated under the laws of the Province of British Columbia, Canada; and Petaquilla Minerals Ltd. (“PML”), a company incorporated under the laws of the Province of British Columbia, Canada.

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2.1	THE PURPOSE OF THE ITR

CRI has acquired an interest in the historic Lomero-Poyatos mine from the previous owner Recursos Metalicos SL (RMSL), whose assets included a 100% interest in the mine that lies within a granted mining licence, with 30 years left to run. This ITR has been commissioned in relation to an interest by PML in acquiring IRC. PML is not currently part of the IRC/CRI corporate structure although 5 of its Directors and Officers are shareholders of IRC.

The Behre Dolbear team visiting the project included Mr. Richard Fletcher, M.Sc, FAusIMM, MIMMM, C. Eng, C.Geol, a Qualified Person for geological reviews and mineral resource estimation. This Report has been reviewed by Mr. Denis Acheson, B.Sc. Eng, MMMSA, as Project Advisor. Mr. Fletcher accepts responsibility for all Sections of this report.

Behre Dolbear is acting in an independent capacity as a consultant to CRI and is receiving a pre-negotiated fee for its services. Neither Behre Dolbear nor any professional working on this assignment has any ownership interest, financial interest, or any other pecuniary interest in CRI, IRC or PML, or the Lomero-Poyatos project.

2.2	THE SOURCES OF INFORMATION AND DATA

CRI commissioned Behre Dolbear International Ltd, to prepare a preliminary geological model and Mineral Resource Estimate of the Lomero-Poyatos deposit based on available historical data. This work forms the basis for this NI43-101 Report. Much of the historical data, including most of the drill-hole data, was generated by Cambridge Mineral Resources plc, a company that previously owned the property during the period 2001 to 2007.

2.3	THE SCOPE OF THE PERSONAL INSPECTION ON THE PROPERTY

Behre Dolbear carried out a site visit to the Lomero-Poyatos mine on the 8th-9th January 2011. The site visit team comprised Richard Fletcher (geologist), Wayne Taylor (mining engineer) and Susan Struthers (environmental) from Behre Dolbear; and Oriol Prósper Cardoso (legal) and Juan Leon Coullaut (mining CRN) representing Petaquilla. Richard Fifer (Chairman of PML) and several local dignitaries met the Behre Dolbear team on site and gave a brief summary of the project’s aims and objectives.

The Lomero-Poyatos mine has been inactive for about 20 years. The site consists of: a sealed vertical shaft and headgear that would need refurbishing; the Lomero open-pit mine to the east of the shaft; and the Poyatos open-pit mine to the west of the shaft. These are illustrated in the photographs included under Chapter 5 of this report.

The site visit coincided with a period of heavy rain that had flooded the open pits and made the ground conditions very slippery, so that it was not possible to examine the exposures in the lower parts of the pits.

Petaquilla’s consultant, Juan Leon Coullart, explained the general geology and history of the mine and showed some plans and sections of the drilling results and the historical underground workings. He also pointed out several of the drill sites and drill-hole collars from the Cambridge Mineral Resources drilling programme.

The Lomero pit is about 100m in length, about 40m wide and about 20m deep. It has been partially filled with mine waste at the western end and domestic refuse at the eastern end. The Poyatos pit is about 150m in length about 70m in width and about 20m deep. These two pits were worked by two separate companies prior to 1910 when they were merged into a single underground operation.

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The massive sulphide body is visible in the deeper parts of the pits where it appears to be about 5m thick dipping at about 40 degrees to the north. The hanging wall consists of massive competent volcanic rock and the footwall consists of intensely sheared phyllite (clay, mica and talc) that merges downwards into more competent volcanic rock that contains significant amounts of disseminated sulphide minerals (mostly pyrite).

At the surface, the rocks are weathered and the sulphides are converted to hematite and limonite. The surface “gossan” extends to a depth of less than 5m and Juan Leon Coullaut advised that there was some evidence that the surface “gossan” zone had been worked for gold in Roman times but that virtually all archaeological remains had been destroyed by the open-pit mining.

The impression gained from the open pits was that the sulphide mineralisation occurred as separate lenses in the two pits with the mineralisation being thin or absent in the area between the pits. This appears to be reflected in the distribution of the stoped-out areas in the underground workings.

3.0 RELIANCE ON OTHER EXPERTS

Behre Dolbear’s review of the Lomero-Poyatos mine in Spain was conducted on a reasonableness basis and Behre Dolbear has noted herein where such provided information stemming from the review has raised questions. Except where noted, Behre Dolbear has relied upon the information provided by CRI and CRI’s Consultants as being accurate, reliable and suitable for use in this assessment. Behre Dolbear retains the right to modify its conclusions if new or undisclosed information is provided.

Electronic mail copies of this report are not official unless authenticated and signed by Behre Dolbear and are not to be modified in any manner without Behre Dolbear’s written consent.

3.1	LEGAL ISSUES

Behre Dolbear has not carried out any legal due diligence on the validity, legality, ownership or constraints of the Lomero-Poyatos mineral concessions or any agreements with related or third parties.

In consideration of all legal aspects relating to the Lomero-Poyatos project, Behre Dolbear has placed reliance on the representations by CRI’s legal advisor Oriol Prósper Cardoso in Madrid that, as of June 2011, the legal ownership of most of the land required for mining operations and the physical assets thereon, are secure. Behre Dolbear understands that exploitation rights and a Mining Permit are still in the process of review by the Junta de Andalucía and accepts the probability that these will be granted during 2011 and that access to required adjacent lands held by third parties, but required for certain operations, including tailings disposal, may then be facilitated by the regulatory process if private negotiations fail.

Behre Dolbear has assumed that the process of establishing the exploitation rights and the Mining Permit does not affect the likely viability of the mineral assets nor the estimation and classification of the Mineral Resources as reported herein.

3.2	PREVIOUS STUDIES AND REPORTS

The Lomero-Poyatos Mine has been the subject of various technical studies by its previous owners. This work included an independent due diligence and verification by international consultants SRK, appointed by Cambridge Mineral Resources plc, covering geology, drilling, mineral resources and reserves, mining, processing and project economics. The 2002 SRK reports were prepared by “qualified persons” as defined by NI43-101 under the supervision of Mr R.A. (Dick) Watts, their

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Principal Mining Engineer. The 2006 CMR resource model was developed by Colin Andrew and Bill Sheppard, who would be “Qualified Persons” under the definitions of NI43-101.

Behre Dolbear has also been advised by mining experts from the University of Madrid, particularly Angel Rodrigues-Avello Sanz and Jose Antonio Botin Gonzalez, concerning the history of ownership, geology, mining and processing at Lomero-Poyatos.

Behre Dolbear commissioned and worked with Gemcom Software Europe Ltd to prepare a new computer generated block model of the sulphide mineralisation at a 25% S cut-off, and a mineral resource estimate of the Lomero-Poyatos deposit at a 1 g/t Au cut-off; based on available historical drill-hole data in order to verify the previous SRK and WAI mineral resource estimates.

This report is largely based on these data contributions.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1	THE PROPERTY AREA

In Spain, the right to exploit a mine is granted by the Autonomous Community by means of a Concession. The Lomero-Poyatos Concession(s) were formerly owned and operated by Piritas de Huelva s.a.l, and in 1985 they were transferred to San Telmo Ibérica Minera S.A. (in receivership).

In June 2001, the Provincial Government in Spain granted a consolidation of the Lomrero-Poyatos Concessions, offering a long-term (60 years) security to any future development plans (SRK, 2002).

In May 2010, the Lomero-Poyatos Concession(s) were transferred to CRI.

4.2	THE LOCATION,

The Lomero-Poyatos mine is located at 37°48’N / 6°56’W in Huelva Province of the Autonomous Community of Andalucía in Southern Spain, about 500 km south of Madrid, 85 km north-west of Seville and 60 km north-east of the port of Huelva.

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Figure 1	Location map of the Lomero-Poyatos mine

The mine workings area located at UTM coordinates:

Lomero pit (east of the main shaft) 682.52/4186.25
Poyatos pit (west of the main shaft) 682.08/4186.26
Adjacent to road H-120 (Cabezas Rubias- N-435) pk.85, 4.4 km east of San Telmo.

4.3	THE TYPE OF MINERAL TENURE

In Spain, there are typically three different types of mineral tenure:

  Exploration Permits (Art. 40.2 Mining Law) granted for a period of 1 year, and which may be extended for a maximum of one more year.

  Research Permits (Art. 45 Mining Law) granted for the period requested which may not be more than 3 years, and which may be extended for a further 3 years.

  Operating Concessions (Art. 62 Mining Law) also referred to as a Mining Permit, granted for a 30-year period, and which may be extended for equal periods up to a maximum of 90 years.

Lomero-Poyatos already has an Operating Concession (mining permit) and it is necessary to demonstrate actual work being performed in order to retain this. CRI proposes to accomplish this by a diamond drilling programme and further mining (effectively bulk sampling) initially at a rate of 100 tonnes per day over the next 3 years. A new decline ramp is proposed for this purpose. These proposals are presented in a document called a design feasibility study that is being prepared by Madrid University personnel. This document is also required by the Andalusian authorities to facilitate transfer of the property title to CRI.

4.4	MINERAL TITLE DETAILS

In Spain, the right to exploit a mine is granted by the Autonomous Community by means of a Concession. The Lomero-Poyatos concession(s) were formerly owned and operated by Piritas de Huelva s.a.l, and in 1985 they were transferred to San Telmo Ibérica Minera S.A. (in receivership).

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The concessions were granted prior to the current Mining Act (1973) and were consolidated on May 2001 and are valid until August 2033.

CRI acquired the Lomero-Poyatos Concession(s) from the Spanish authorities through a public auction bid in April 2010. CRI did not obtain the surface rights at that time but acquired the surface rights to Finca Lomero at a later date. The Concessions grant the exclusive right to exploit Section C natural resources located beneath its surface. According to Article 3 of Mines Law 22/1973, July 23rd, Section C covers those (metallic) minerals and natural resources not included in Section A (low value construction minerals), section B (mineral water, thermal water, underground structures and others) or Section D (radioactive minerals, geothermal resources, bituminous rocks and other energy minerals or geological resources).

The Concession cumulatively referred to by the name Lomero-Poyatos consists of 13 mining concessions covering a total of 175.6 ha, as follows:

Table 1	Lomero-Poyatos Mining Concessions

Number of concession	Name of concession	Registration with the Real Estate Registry	Surface area (ha)	Date Granted	Valid until
3,730	El Lomero	Registry of Valverde, plot number 1,364	4.0	22/10/1877	13-08-2033
12,094	Ampliación a Numancia	Registry of Valverde, plot number 2,338	20.0	10/10/1919	13-08-2033
6,503	Segundo Lomero	Registry of Valverde, plot number 1,943	20.0	17/08/1891	13-08-2033
537	Castilla	Registry of Aracena, plot number 148	12.0	22/05/1865	13-08-2033
506	Numancia	Registry of Aracena, plot number 149	12.0	16/05/1865	13-08-2033
1,974 (also 108)	San Miguel	Registry of Aracena, plot number 525	8.4	06/03/1876	13-08-2033
12,529	Ampliación Victoria	Registry of Aracena, plot number 2,579	10.0	05/04/1921	13-08-2033
12,318	Victoria	Registry of Aracena, plot number 2,547	39.0	01/12/1919	13-08-2033
11,255	Segunda A Castilla	Registry of Aracena, plot number 2,372	6.0	04/12/1913	13-08-2033
11,420	Demasía San Miguel	Registry of Aracena, plot number 2,417	2.2	27/03/1915	13-08-2033
11,424	Segunda Numancia	Registry of Aracena, plot number 2,416	14.0	27/03/1915	13-08-2033
11,232	Tercer Lomero	Registry of Aracena, plot number 2.373	17.0	04/09/1913	13-08-2033
10,843	Conchita	Registry of Aracena, plot number 2,285	11.0	29/03/1910	13-08-2033
GRUPO LOMERO Y OTRAS		Total area (ha)	175.6

The Mining Concession boundary data was obtained from the Geographic Information System belonging to the Junta de Andalucia and have not been verified on the ground. The Concession boundaries are shown relative to the known mineral deposits, mineral resources and mining assets on figures 2 and 3 below.

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Surface Rights

Corporación Recursos Iberia S.L. has acquired the rustic estate "Finca Lomero" in the Register of Valverde del Camino under number 2,697 duplicate (Area 1, Page ½), that extends over 57 hectares and 52 areas in the municipality of El Cerro de Andevalo,

The location of all known mineralized zones and the main mining and infrastructure assets are shown in figures 2 and 3.

Figure 2	Location map showing mineral concessions (Red) and surface rights (blue)

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Figure 3	Satellite image showing location of mineral assets at Lomero-Poyatos

4.5	ENVIRONMENTAL ASPECTS

While the current ‘operating concession’ allows and requires the conduct of mining at the Lomero-Poyatos site, there will almost certainly be a need to demonstrate that the environmental impacts of this work have been assessed and mitigation methods defined.

It is therefore recommended that a study is undertaken to determine the environmental impacts of both the proposed drilling and development of the underground access ramp, dewatering and small scale mining. This should include a plan of how the water from the underground workings is to be treated and either stored or released. Such a report will be a strong indication to the authorities that this project takes environmental responsibilities seriously and is prepared to be proactive in this regard.

In the longer term (18 to 24 months), a Unified Environmental Authorisation (Autorización Ambiental Unificada - AAU) will almost certainly be required prior to any significant development of the mine site. The AAU consolidates all of the required environmental and land-use permits and applications into one document, including, but not limited to:

  An Environmental Impact Study (EIS);

  Urban compatibility assessment;

  Water use;

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  Atmospheric emissions;

  Noise emissions;

  Production of waste products;

  Soil use;

  Forestry authorisations and fire prevention;

  Protection of natural species both flora and fauna; and

  Final restoration plan.

The overall permitting process of the Junta de Andalucía is co-ordinated by the Ministry of Innovation, Science and Companies together with the Ministry of Environment, including all environmental permits.

4.6	PERMITS REQUIRED

The restart of mining operations at the Lomero-Poyatos Mine can only proceed following receipt of various regulatory approvals. The principal regulatory approvals required are:

  Approval by the Junta de Andalucía of the transfer of mineral rights to CRI;

  Approval of the restart, operating and rehabilitation plans; and

  Issue of a Mining Permit.

CRI must submit a request to the Government for authorisation of the transfer of Mineral Rights, (pursuant to the provisions of Articles 95.2, 97.1 and the Second Transitional Provision of the current Mining Act) for the development of the Lomero-Poyatos Mine. This request must be accompanied by supporting documentation, including relevant technical documentation, as well as contracts and title transfer deeds showing that CRI owns the mineral rights including, the registered Lease which incorporates the area of the mine, the facilities and the exclusive rights of operation and beneficiation of minerals from the soil and subsoil.

The necessary steps the CRI needs to complete in order to gain full authorisation for the recommencement of mining activities, include:

  Submission of mining project and final restoration plan;

  Review by local government authorities and corrections by CRI if required;

  Formal departmental reporting, public hearing and processing of the Unified Environmental Authorisation (AAU);

  Review by IGME and CEDEX and modification by CRI if required;

  Review by the Provincial Delegado;

  AAU-authorised approval of final restoration plan by Provincial Delegado;

  Application to Regional Delegado for approval of mining project;

  Transfer of Mineral Rights and approval of mining project;

  Processing of other authorizations, use of tailings storage facilities, authorisation of equipment usage, verification of operator permissions, etc;

  Authorisation for blasting;

  Verification of lodgement of bonds, insurances, etc; and

  Commencement of operations.

In order to ensure compliance with the Government regulations and procedures and to expedite the approval of mineral rights, CRI has commissioned a number of leading Spanish consultancies to complete the various studies required in order meet the above requirements. The selection of these Spanish consultancies was based on their professional reputation and historical relationships with various Government authorities.

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The process for compulsory acquisition of surface land rights is formal and may, in the best case scenario, take less than 12 months, or in the worst case scenario, up to 2 years to complete. The price to be paid (if there is no agreement) is based on independent valuations, taking into account the tax value and recent transactions. Once the agreed compulsory value has been established, the expropriating party can occupy the lands or rights.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	TOPOGRAPHY, ELEVATION AND VEGETATION

The Lomero-Poyatos area is located at an altitude of 340m and consists of low rolling hills with a topographic relief of about 50m. The area has very thin, stony soils and is largely given over to native scrub-land and planted eucalyptus forests on the hills; and citrus fruits on the slightly better soils in the valleys. The area is sparsely populated with the population concentrated in small villages several kilometres apart.

Australian eucalypts, mostly introduced for paper production, have established themselves in the region as they are fast growing and well adapted to the climatic conditions and are therefore useful for re-vegetation and rehabilitation. However, they are considered a pest species in many instances, as they compete successfully with the native Spanish Oak and Cork Oak that are essential for established rural livelihoods.

5.2	ACCESS TO THE PROPERTY

The Lomero-Poyatos mine is located at 37°48’N / 6°56’W, about 90 km west of Seville (1.5 hours by car) and about 10 km west of the operating Agua Tenidas mine and about 5 km east of the abandoned San Telmo mine. These are all served by good road access (HU-710 highway). Lomero-Poyatos is 3km northwest of the existing railway line at Valdelamusa (near Agua Tenidas) with an old spur line to San Telmo passing about 750m to the south of Lomero-Poyatos. There are existing electric power lines within 1km of the mine site. The original mine obtained its water supply from a small dam about 1km to the northeast on the stream that drains the eastern side of the mine site. This was not inspected at the time of the site visit due to the poor access and wet ground conditions, so its condition is not known. It is unlikely that it could provide an adequate water supply for a modern mining operation.

The Lomero-Poyatos Mine site is well serviced by paved highways to Seville, Huelva, Aracena and to several surrounding villages which represent potential sources of labour, accommodation and general services. Seville (population 700,000) is the administrative centre of the Autonomous Community of Andalucía. A high-speed train service links the regional towns of Cordoba, Seville and Huelva with the capital Madrid. There are many international flights that connect the provincial cities of Seville and Malaga with Madrid and other major cities in Europe and North America.

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In 1970, a copper smelter and refinery were built next to the port of Huelva. In 1993 Freeport-McMoRan Copper & Gold Inc acquired Rio Tinto Minera SA and decided to dispose of the mining operation to local interests and concentrate on the metallurgy part of the business (Atlantic Copper S.A) by investing more than €200M (about $260M at current exchange rates) to double Huelva's smelting and refining capacity.

5.3	PROXIMITY TO POPULATION CENTRES

As noted above, the Lomero-Poyatos mine site is reasonably close to several villages and readily accessible from major urban centres

5.4	CLIMATE

Due to the geographical location and varied topography, the climate in the Andalucía province is diverse, with a Continental Mediterranean climate in the inland areas and a Mediterranean climate along the coast. The daily temperature ranges from 3ºC in January to 40ºC in July and August. The average annual mean temperature is 18.7ºC and the average annual precipitation is 795 mm.

5.5	SITE INFRASTRUCTURE

The Lomero-Poyatos mine is located about 100m north of the HU0170 highway. The site consists of a sealed vertical shaft and headgear that would need refurbishing, and the Lomero open-pit mine to the east and the Poyatos open-pit mine to the west of the shaft. These are illustrated in the photographs on the following pages.

With high, but short, rainfall periods and currently no storage capacities, there are water shortages in the area, not only for mining but also for agriculture. Two possible water storage areas have been identified for new water reservoirs.

Figure 4	Lomero-Poyatos mine shaft

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Figure 5	Poyatos pit (looking west) note exposed pyrite (grey) in bottom of pit

Figure 6	Lomero pit (looking east)

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6.0 HISTORY

6.1	PRIOR OWNERSHIP

Lomero-Poyatos is a former sulphide (pyrite) mine with underground development on eight levels, although they are currently flooded. The deposit was discovered in 1853 by Ernesto Deligny who noticed the distinctive gossan outcrop at Poyatos. Mining commenced in the late 1850’s and continued until 1990. Mining at Lomero-Poyatos was initially by open pit and since 1905 was by underground means.

The first three blocks of six terrace houses in the village of Lomero to the east of the mining operations were built between 1855 and 1867 when the Compagnie des Mines de Cuivre d'Huelva worked the mine. Later, after 1900, when the French “Society of Pyrites de Huelva" increased the workforce at the mine, these houses were divided into about 40 homes without any new construction in order to accommodate more workers. Currently, most are in ruins and only a few are inhabited as weekend homes.

In 1984, Billiton conducted a programme of 60 underground diamond drilling programme horizontally through the crown pillars in order to obtain full intersections of the massive sulphide (MS) and semi-massive sulphide (SMS) ores down to 25% sulphur content.

In 1986, Indumetal, the Bilbao smelting company that treated the roasted pyrite residue from Lomero-Poyatos, expressed interest in delineating the gold reserves and conducted some underground mapping and sampling to assess the base- and precious-metal grades.

In 1989, Outokumpu, in joint venture with Tharsis, drilled several (9) holes from surface to assess the potential at depth beyond the mined areas.

Following closure in 1991, the mine was held in receivership. The licences were acquired by Tethys Iberian Minerals Ltd who undertook some consolidation and valuation work before their acquisition by Cambridge Mineral Resources in 2000. The licenses were valid for 45 years, from 2001.

CMR carried out a major exploration programme, including drilling 49 holes, and commissioned several technical studies on potential mining and processing methods. In 2007, CMR surrendered the property to the government.

Previous Production
A small amount of ore came from the two pits at Lomero (east) and Poyatos (west), but most of the historical production (2.6 million tonnes) came from underground. The mined ore was massive pyrite that was used as a source of sulphur for sulphuric acid production. Mineralization with greater than about 43% sulphur was regarded as ore. Production ceased in 1984 with the final closure of the mine in 1991.

The estimated historical production was at least 2.6 million tonnes of massive sulphide ore grading 5g/t Au, 80g/t Ag, 1.20% Cu, 1.10% Pb and 2.91% Zn from orebodies containing variable, but significant amounts of copper, lead, zinc and silver.

In the 1970’s, the mine produced between 40 Kt and 60 Kt of ore per year and in 1980 produced 40,600 tons averaging 46% S and 0.7% Cu. The gold grades at Lomero-Poyatos, deduced from the sampling and exploration data, are some of the highest known in the Iberian Pyrite Belt.

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The massive sulphide deposit is tabular, continuous, and dips at moderate angles to the north. There are two zones, Lomero and Poyatos, where historical mining was concentrated, separated by a thinner central zone. In the eastern part of the deposit, the strike of the mineralization turns to the east-northeast and the massive sulphide thins out on the mine level plans.

Figure 7	Isometric view showing extent of underground workings (Source- Sigiriya, 2009)

The early open-pit mining proceeded to a depth of approximately 25m, whilst below the pits, three different underground mining methods were applied depending on the geometry of the deposit (flattening in the lower levels), the brittle characteristics of the ore, and the poor condition of the hanging wall contact.

Down to Level 3, an ascending cut and fill method was applied using 30m levels with 2.5m sublevel units. Extensive timber support w as required and a crown pillar w as left between levels. Between Level 3 and Level 5, a descending cut and caving method was used, with levels mined from top to bottom by 2m sublevels. A wooden floor was laid down on every sublevel that acted as roof support for the next sublevel down. The timber was subsequently recovered and reused.

On Level 5 and Level 6, the last method used was ascending room and pillar with backfill. Stopes were typically 100m long and 10m to 15m wide. Within each stope, three 2.5m x 2.5m pillars were left for additional support. Each stope had an ore pass, footwall access, a hanging wall backfill raise and vent shafts. Back fill included low-sulphide (<43% S) underground waste and surface material quarried from the Poyatos pit.

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Figure 8	Long section showing drill hole intersections and resource boundary (Source: - Behre Dolbear, 2011)

Figure 9	Deposit structure and isopachs in vertical section (Source: CMR, 2006)

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Figure 10	Mineral distribution block model for Au-Zn-Cu (Source: CMR, 2006)

Note similar distribution of Au and Zn in Lomero and Poyatos lenses, but Cu is more central

6.2	EXPLORATION HISTORY

Through Recursos, CMR spent about US $7.5 million on an extensive programme of exploration and drilling during the years 2001-2007.

Evaluation of the un-mined parts and exploration for extensions of the known massive sulphide deposit was the prime focus of CMR’s activities after the acquisition of the project in the year 2000. Activities during CMR’s tenure included about 10,000m of drilling, 1,100m of trenching, detailed geological studies, metallurgical test-work, resource evaluation and electromagnetic and gravity surveying. Resource modelling and assessment ranged from high-tonnage low-grade to high-grade options at lower tonnage.

Cambridge Mineral Resources commissioned SRK Consulting Ltd to prepare a “conceptual mining study” of the poly-metallic Lomero-Poyatos property. SRK was commissioned to undertake a JORC compliant resource estimate and an associated conceptual mining study in 2002 based on a gold price at time of study of US$ 330/oz.

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Key outcomes of the study were as follows (as at December 2002).

The results from drill testing within the northeast Lomeros extension included:

  16.6 metres @ 7.7 g/t gold in drill hole L01-3,

  21.5 metres @ 5 g/t gold in drill hole L01-2 and,

  20.4 metres at a composite grade of 6.82 g/t gold, 139 g/t silver and high base metals in drill- hole L03–25. Drill hole L03-42 intersected 33 metres of semi-massive sulphide including 29.4 metres of 0.52 g/t gold containing a maximum value of 2.97 g/t gold.

The intersection of an extensive thickness of semi-massive sulphide in drill hole L03-42 indicated proximity to the core or "feeder zone" of the deposit. In support of this view, follow-up drill hole L03-46 intercepted an interpreted feeder zone with values in the range 0.3g/t gold to 0.8g/t gold, a 5.65 metre zone of massive sulphide and 16.55 metres of semi-massive sulphide including 5.8 metres of 0.93 g/t gold. These drill intersections extended the northeast extension zone beyond the limits of the known underground mine.

Figure 11	Lomero-Poyatos Stratigraphy and Lithology (Source: CMR, 2006)

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Figure 12	Bedded sulphides in drill core (Source: CMR, 2006)

A strong EM conductor west of the known limits of the Poyatos orebody indicated a previously undefined target. Drill hole L01-4 highlighted the auriferous nature of the western area with an intercept of 3 metres of 4.9 g/t gold and associated base metals. West of L01-4, drill-hole L03-47 encountered 1.65 metres of 4.02 g/t gold in massive sulphide with a peak value of 11.12% zinc.

Figure 13	Lomero-Poyatos – exploration potential (Source: CMR, 2006)

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Table 2	Significant Newmont/CMR Drillhole Intersections (Source: WAI, 2007 )

Hole No.	From (m)	To (m)	Width (m)	Assay value						Mineral Type
				Au g/t	Ag g/t	Cu %	Pb %	Zn %	S %
L01-1	247,40	250,12	2,72	4,90	51,80	0,51	0,00	0,00	45,70	Massive
L01-1	254,40	278,25	23,85	0,15	1,44	0,13	0,03	0,08	20,67	Semi-Massive
L01-2	214,40	219,35	4,95	2,06	61,98	0,24	1,91	1,92	14,79	Semi-Massive
L01-2	222,10	238,60	16,50	5,86	33,53	2,44	0,21	0,52	47,81	Massive
L01-2	238,60	247,30	8,70	0,52	2,83	0,07	0,08	0,18	23,37	Semi-Massive
L01-3	170,75	173,15	2,40	0,55	28,77	0,16	1,99	2,68	13,20	Semi-Massive
L01-3	173,15	189,70	16,55	7,72	52,42	0,40	1,03	7,83	42,45	Massive
L01-3	194,80	210,05	15,25	0,51	2,81	0,10	0,04	0,19	18,92	Semi-Massive
L01-4	193,40	198,00	4,60	0,89	8,61	0,44	0,08	0,03	41,16	Massive
L01-4	198,00	207,20	9,20	0,18	4,87	0,11	0,02	0,05	16,99	Semi-Massive
L01-4	207,20	210,50	3,30	1,71	13,85	0,26	0,62	1,16	46,39	Massive
L01-5	206,00	215,70	9,70	2,69	25,77	1,80	0,68	1,23	40,60	Massive
L01-5	215,70	221,50	5,80	1,62	35,98	2,35	1,39	1,85	46,57	Mine Opening
L01-6	148,65	151,9	3,25	1,11	47,66	1,06	1,57	2,79	46,97	Massive
L01-7	231,20	235,40	4,20	4,06	28,56	0,68	0,26	0,39	42,32	Massive
L01-7	235,40	249,90	14,50	0,35	2,40	0,05	0,04	0,07	24,77	Semi-Massive
L01-8	148,30	151,70	3,40	7,29	112,41	0,31	3,75	5,12	42,04	Massive
L01-8	151,70	154,10	2,40	0,18	12,47	0,20	0,04	0,08	10,23	Semi-Massive
L01-9	105,60	116,00	10,40	1,65	7,50	1,25	0,12	0,06	50,00	Massive
L01-9	116,00	119,20	3,20	0,44	2,80	0,33	0,02	0,03	31,85	Semi-Massive
Northeast Extension Zone
Hole Number		Intersection (m)		Au g/t		Ag g/t		Comments
LO3-25		6.25		6.93		107		15.07% Zn+Pb
LO3-25		3.00		6.60		204		5.94% Zn+Pb
LO3-42		33m of semi-massive sulphide including 29.4m @ 0.52g/t Au
LO3-46		A feeder zone with 16.55m of semi-massive sulphide including 5.8m @ 0.93g/t
Northwest Extension Zone
LO3-22		3.00		4.89 38
LO3-47		1.65		4.02		115		11.51%Pb+Zn

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Figure 14	Detail of the north-east extension of the Lomero-Poyatos deposit (Source: WAI, 2007)

LO3-46
LO3-42
16.5m of semi-massive sulphide
LO1-2
16.5m @ 5.86g/t Au, 34g/t Ag
33m of semi-massive sulphide
LO1-3
16.55m @ 7.72g/t Au, 52g/t Ag
6.25m @ 6.93g/t Au, 107g/t Ag
& 3m @ 6.6g/t Au, 204g/t Ag
LO3-25
Level 6 and
Intermediate
Level 5
Level 4
Level 3
N
Level Interval = 60m
0m
100
200
Details of Underground
Chip Sampling
3.99g/t Au
209g/t Ag
17.9% Zn
Extended exploration gallery
(Indumetal -1989)
2.6g/t Au
351g/t Ag
19.7% Zn
3.88g/t Au
200g/t Ag
13% Zn
4.79g/t Au
288g/t Ag
15.6% Zn
7.79g/t Au
132g/t Ag
Limit of workings
Level 6
5.69g/t Au
427g/t Ag
17.4% Zn
6.69g/t Au
332g/t Ag
12.8% Zn
7.09g/t
9.5g/t
5.13g/t
4.69g/t
7.08g/t
Level 6
Level 6
Intermediate
Level 5
0m
50
100

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Table 3	Significant (>2m at 1g/t Au) gold value drill intercepts (CMR, 2002 – 2004)

Drillhole number	Intersection Depth (m)	Thickness (m)	Range of Assay values (g/t Au)
TH-1	254 - 256	2	0.88 – 6.1
TH-2	312 - 326	14	0.07 – 1.03
Th-3	321 - 322	1	1.68
TH-5	225 – 226	1	5.21
	245 – 250	5	1.12
	265 - 270	5	1.74
LO1-1	247 - 251	4	4.2 – 4.9
LO1-2	216 - 240	24	2 – 9
LO1-3	173 – 190	17	4 – 14
	200 - 207	7	0.4 – 1.32
LO1-4	193 - 210	17	0.1 – 2.34
LO1-5	206 - 222	16	1.4 – 5.9
LO1-6	141 - 153	12	0.37 – 3.27
LO1-7	231 – 244	13	0.1 – 4.7
LO1-8	148 - 152	4	6 – 8.4
LO1-9	106 - 116	10	0.78 – 2.5
LO3-10	105 - 110	5	2 – 11
LO3-11	94 - 101	7	1 – 4
LO3-13	126 - 131	5	0.01 – 1.55
LO3-14	147 - 148	1	5.32
LO3-15	55 - 58	3	0.94 – 3.1
LO3-16	98 - 110	12	0.1 – 5.8
LO3-17	44 - 45	1	4.4
LO3-18	64 - 74	10	0.5 – 4.66
LO3-19	74 - 81	7	2.3 – 3.8
LO3-20	90 - 93	3	1.5 – 1.65
LO3-22	103 - 106	3	1.2 – 9.88
LO3-24	56 – 58	2	1.0 – 10.1
LO3-25	155 - 181	24	1.3 – 10.1
LO3-31	101 - 117	16	0.5 – 2.2
LO3-32	63 - 76	13	0.1 – 2.4
LO3-33	156 - 158	2	1.7 – 3.65
LO3-35	96 - 104	8	0.3 – 1.8
LO3-38	85 - 87	2	0.5 – 2.14
LO3-41	141 - 144	3	0.3 – 1.3
LO3-42	195 - 201	7	0.3 – 2.9
LO3-44	19 - 21	2	3.2 – 5.32
LO3-45	124 - 133	9	0.1 – 2.8
LO3-46	225 - 233	8	0.6 – 1.1
LO3-47	152 - 156	4	0.6 – 4.4
LO4-48	277 - 284	7	0.1 – 4.6
LO4-50	225 - 263	33	0.7 – 5.8
LO4-51	314 - 318	4	0.7 – 8.4
Range		1 – 33m	0.1 - 14.0
Average		7.85 m

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Note: Most of these 40 drill-hole intersections were inclined southwards at 70° (from horizontal) but flattened by an average of 5° to 10° to intersect the deposit which dips northwards at about 30° at close to the true thickness of the deposit.

6.3	HISTORICAL RESOURCE ESTIMATES

Section 6.3 discusses historic resource estimates and studies which the author views important to a better understanding of the property and its future potential. The author cautions that the information should not be considered current, the resource estimates are not viewed as the current mineral resource estimates and any estimates or projections may not be considered compliant for reporting purposes. The information has been extracted from prior reports:

  “A conceptual mining study of the Lomero-Poyatos polymetallic deposit, southwest Spain”, SRK, 2002

  “The Lomero-Poyatos mine, southern Spain”, Wardell Armstrong International Ltd., 2007

  “Summary of recent metallurgical testwork on Lomero-Poyatos samples”, Cambridge Mineral Resources, 2002

The three significant historic estimates that were reviewed by the author are:

  In 2002, SRK completed a Mineral Resource estimation, based on the results from the CMR exploration and drilling programme using a 1.5 g/t gold equivalent cut-off (based on JORC compliant definitions).

  In 2005, Wardell Armstrong International (“WAI”) completed an independent NI 43-101 compliant report (based on CIM definitions) and in April 2007 completed a Scoping Study based upon the SRK mineral resource data.

6.3.1	SRK MINING STUDY AND MINERAL RESOURCE ESTIMATE (2002)

Previous resource studies had concentrated their estimates in and adjacent to the existing mine workings. SRK took account of this work, but considered the un-mined Inferred Mineral Resource surrounding the existing mine workings demonstrated by the previous exploration work completed by Billiton, Indumetal and Newmont, to have additional potential for future mining, particularly as the results of the Newmont drilling programme showed a trend of gold grades improving to the northeast at increasing depth outside the existing mine workings.

There were indications that significant un-mined massive sulphide pillars and stope remnants within the mined area could be considered as open pit resources. These were quantified and incorporated into a geological model and optimised using Whittle 4Dsoftware.

The SRK estimate of the mineral resources is shown in the following table 4:

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Table 4 Historic SRK Mineral Resource Statement (Source: SRK, 2002)

INFERRED MINERAL RESOURCES	Cut-off grade €/t	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Zn (%)	Cu (%)	Pb (%)	S (%)	Total Value €/t
Open Pit Component
Massive Sulphide	>50	1.61	5.1	102	4.4	1.4	1.7	41	125
Massive Sulphide	>50	7.81	4.4	89	4.2	1.4	1.4	41	118
Semi-massive Sulphide	>50	8.61	1.6	53	2	1	0.8	32	70
Remnant Pillars and Fill	>50	0.78	2.3	44	8.2	2.4	2.4	29
Sub-total Open Pit	>50	17.2	2.9	69	3.3	1.2	1.1	36	93
Sub-total Open Pit	>50	18.81	3.1	72	3.4	1.3	1.2	37	96
Underground Component
Massive Sulphide	>70	1.8	3.4	51	2.3	0.8	1.5	38	92
Semi-massive Sulphide	>70	0.05	1.8	57	2.2	1.1	0.9	35	78
Sub-total Underground	>70	1.85	3.4	52	2.3	0.8	1.4	38	92
Combined O/P and U/G Resource
Total	>50 / >70	20.61	3.1	70	3.3	1.2	1.2	37	96

Note: In Behre Dolbear’s opinion, this is not a current estimate of Mineral Resources but is an historical estimate of Mineral Resources that is considered to be relevant and reliable but which may not be compliant with NI43-101 and is included here for the historical record only This SRK resource estimate was the first assessment of the base-metal and precious metal content of the deposit and demonstrated the exploration potential of the deposit. The key assumptions, parameters and methods used by SRK are described in section 6.3.1 below. The work carried out by Behre Dolbear to verify the SRK work is described in section 14 - Mineral Resource Estimates below.

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Mining

The SRK categorisation of resources into “Open Pit” and “Underground” was based on their opinion of the maximum open-pit potential of the modelled deposit and was not based on the current capacity of the locally available mining and processing facilities. SRK considered that gravity surveys had identified promising anomalies to the north and east of the mine area confirming indications that the mineralization was open along strike and at depth.

The SRK model was based on a production rate of 350,000 run-of-mine (ROM) tonnes per year of massive sulphide material. They considered there was potential to increase this to as much as 1 million ROM tonnes per year once a full evaluation of other treatment options was completed.

Open Pit

The open-pit resource model was optimised using Whittle 4D software and indications were that there was sufficient ore in the open pit for more than 8 years at a production rate of 350K ROM tonnes per year. Geological losses and dilution were each estimated at 10% and the open pit was scheduled to start mining at the beginning of the second year (year 1 of mining) following completion of the permitting process, some further exploration drilling to upgrade the resources to the Measured and Indicated categories, and some modifications to the local processing facilities.

Underground

The underground mine was scheduled to begin operations as the open pit wound down in year 9. The underground mine would be developed from the bottom of the open pit with the production rate maintained at 350K ROM tonnes per year. The start-up of the underground mine will be dependent on the development of a ramp from the bottom of the open pit.

As the deposit dips at between 30o and 40o it is unlikely that ore could be extracted using a gravity-based mining method. It was planned to use mechanised cut and fill mining, which is relatively expensive, but is flexible and can be used to selectively mine high grade areas with low levels of dilution.

Newmont Metallurgical Test Work

As part of the investigation concluded during 2002, Newmont carried out a limited metallurgical test programme on core samples from ten diamond drill holes drilled in 2001.

To plan the test programme, Newmont carried out three mineralogical investigations. The first two were XRD-XRF analyses that provided useful information on the mineralogical nature of the samples to be tested. The deportment of gold in two samples was then investigated by microbeam techniques that showed that most of the gold existed as a solid solution in the pyrite lattice and a smaller amount occurred as a gold-silver-mercury alloy with an average grain size of 15 to 23 microns. For the samples analysed, Newmont concluded;

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  For poly-metallic samples, with low levels of copper mineralization, the majority of the gold would report to pyrite.

  For cupriferous ores, 14 to 38% of the gold would report to a copper flotation concentrate and the rest to the pyrite.

Newmont concluded that if the gold was to be recovered, then the pyrite lattice needed to be oxidised prior to cyanidation. Subsequent test work has verified this. Newmont were unable to produce saleable zinc concentrates from the poly-metallic samples during their flotation test work.

AMCO-Robertson / CSMA Metallurgical Test work

The issues identified by Newmont’s metallurgical work led CMR to submit three ore samples taken from the 2001 drill-core, to AMCO-Robertson for scoping flotation tests and these were reported in March 2002. For the poly-metallic sample, a zinc rougher concentrate was cleaned twice to give a cleaner concentrate of 51.2% Zn with a final recovery of 80.8%. Subsequent tests obtained a concentrate grade of 54.4% zinc and AMCO-Robertson concluded that a recovery of 85% could be achieved.

Table 5	Concentrate Grades and Recoveries from AMCO-Robertson Test work

Product	Expected	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Gold
	Recovery						Distribution
Copper conc	50%	23.0	3.1	5.3	177	100	13.0%
Lead conc	42.5%	0.3	44.3	5.7	98	7.0	2.2%
Zinc conc.	80%	0.2	0.7	54.4	38	3.2	4.8%
Pyrite conc.	-	-	-	-	-	4.0	80.0%

In July 2002, independent metallurgical consultant Tony Jackson reviewed this data and concluded from his experience of roaster and cyanidation test-work with other Pyrite Belt ores that gold recoveries of 80% could be anticipated from Lomero-Poyatos ore following refinement of the roast and cyanidation process.

CSMA Pyrite Cyanidation Test work

Two scoping tests were carried out on the pyrite-rich zinc flotation tailings to recover gold and these were reported in June 2002. The material was subjected to a “dead roast” in a muffle furnace at temperatures of 720°C and 900°C. The roasted products were then leached with sulphuric acid to remove soluble copper and the residue cyanide leached to recover gold. Gold recovery was moderate at 60.4% for Test 1 and 65.2% for Test 2 but it was expected that following optimisation test work this could be increased to 78 to 80%.

Kvaerner review

Both the Newmont and CSMA/Tony Jackson test-work and conclusions were subsequently reviewed by Kvaerner E&C in September 2002 who concurred with Tony Jackson’s final report, with the proviso that the zinc recovery relationship was likely to be complex and dependent upon the marmatitic nature of the zinc mineralization.

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CSMA 2003 Test-work Programme

Further scoping tests were performed during early 2003 utilising coarse reject samples from the Newmont test-work programme and reported in April 2003. The test-work programme was designed to confirm flotation recoveries and concentrate grades and re-evaluate gold recovery after roasting of the floatation pyrite tailings. Test-work results were summarised as follows:

1.	Flotation tests demonstrated that oxidation of the samples had taken place and therefore the test-work was stopped as no meaningful flotation tests could take place.
2.

Roast-Cyanidation tests achieved gold recoveries of 62% in tests on Composite 1 samples, and over 80% in three tests of Composite 2 samples. The difference was attributed to the roasting conditions. CSMA conclusion that further test work was warranted to improve the standard method if a muffle furnace was to be used.

3.

Pre-Concentration tests were conducted to evaluate the amenability of the ore to pre-concentration upgrading of the semi-massive sulphide mineralisation. These tests indicated that the siliceous gangue associated with the semi-massive ore was not liberated at a large enough grind size that would allow it to be rejected by a practical method.

4.

Gravity recoverable gold tests on one sample showed that no gravity recoverable gold was liberated. If pilot plant trials were conducted then samples from around the grinding circuit should be taken for further test work.

5.

Cyclosizer test work on one sample indicated that 46% of the gold reported to the -7 micron fines and the gold grade of the -7 micron fraction was more than twice that of the larger size fractions. Further test-work was recommended.

Processing Plant

The concept of processing the ore from Lomero-Poyatos at locally available processing facilities was investigated. The Lomero-Poyatos ore is poly-metallic and refractory and requires primary flotation of base metal concentrates and roasting of pyrite-rich tailings for satisfactory levels of gold recovery. The basic treatment recommended was as follows:

  Primary and secondary crushing followed by grinding.

  Flotation of copper, zinc and lead concentrates (lead to be discarded).

  De-watering of flotation tailings.

  Roasting of flotation tails with the conversion of waste gases to sulphuric acid.

  Acid leach of roaster cinders to extract copper and SXEW copper production.

  Treatment of leached roaster cinders in a CIL plant for gold recovery, with gold doré production from carbon stripping and electro-winning.

A modified local facility would be capable of treating 350k ROM tonnes of ore per year and would provide the roaster with a capacity feed of 250k tonnes per year. The capital cost of modifying these facilities, including a gold extraction plant and mercury scrubbing facilities, was estimated to be about €13.3 million (at 2003 prices).

Summary Discussion

  The SRK economic model indicated that the project was economically robust, but the economics could be improved by further drilling to upgrade the resources thus reducing the applied discount factor for calculation of the project NPV.

  There was potential for a significant increase in resources as the deposit was open along strike and down dip and a gravity survey had identified anomalies at depth.

  There was an established infrastructure in the area including roads, railway, power and water supplies, etc.

  There was an existing Exploitation Permit for the Lomero-Poyatos project, consolidated for 60 years that reduces the permitting requirements of the project.

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  There were established local mining contractors and processing facilities for both open-pit and underground mining that offered potential for a quick-start option.

  There was potential to increase production to as much as 1 million ROM tonnes per year.

  Metal and gold recoveries needed to be confirmed through further test work and to evaluate alternative processing routes.

  The cost of treating the mine water must be established before mine dewatering can commence.

SRK concluded that, using the technical and financial parameters adopted in the SRK study, the Lomero-Poyatos Project appeared to be economically robust, based on mine production of 350,000 tonnes of ore per year and using locally available processing facilities.

6.3.2	CMR RESOURCE EVALUATION AND PRE-FEASIBILITY STUDY (2006)

The 2006 CMR resource model was developed by Colin Andrew and Bill Sheppard, who meet the JORC and NI43-101 definitions of a “Qualified Person”.

Most of the 10,000m of drilling by CMR was focused on Resource delimitation. This included nine diamond drill-holes for 2,490m in 2001 and 48 surface drill-holes for 4,781m in 2003. The holes were typically drilled at an inclination of -70° and at an azimuth of 180° in order to provide almost true width intersections of the mineralisation. They were primarily intended to:

i)	obtain in-situ massive sulphide mineralisation for metallurgical test work,
ii)	improve the knowledge of the grade distribution and
iii)	verify the historical mine records. The drill intersections obtained confirmed that the mine records were reliable.

A 3D model and Resource estimate for the known Lomero-Poyatos deposit was completed in March 2005 as a prerequisite to a pre-feasibility study. As a result of rigorous data verification and detailed research into previous mining practice, the veracity of the modelled in-situ massive sulphide deposit and previous mine development openings was established by comprehensive checking against CMR drill intersections.

In 2005, CMR commissioned a pre-feasibility study by WAI to assess the economic viability of the Lomero-Poyatos project as an underground mining operation with a view to processing ores using the nearby facilities at Almagrera. The WAI study concluded that, considering the anticipated development and operating costs and risks related to the acquisition of the processing facilities, and the project’s dependency on the long term regional acid market, the project would not generate a sufficiently attractive rate of return to justify its immediate development. WAI, however, supported the view that there was potential to increase the mineral resources at Lomero-Poyatos and recommended a surface drilling programme to test the established targets within the mine area and along strike.

Data Availability
Following an exhaustive search of all possible data sources incorporating discussion with numerous professional persons that had experience with the mine, all the data acquired by CMR was integrated into a Lomero-Poyatos database. This necessitated the transfer of data from various sources, including plans, surveys and maps, into a readily accessible digital format for use in geological and resource modelling software packages. Data incorporated into the Lomero-Poyatos Mineral Resource Model included:

  Underground sampling;

  Surface drill-hole data from the Outokumpu drilling;

  CMR drill-hole data from 2001, 2003 and 2004.

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The underground data included:

  Underground geochemical sampling on Levels 2, 3, 4 and 5 by Societe Francaise de Piritas de Huelva (SFPH) from 1934 onwards, taken every 2m during level development;

  Detailed, across-strike, underground geochemical sampling on Levels 4 and 5 within the Lomero area by Societe Francaise de Pyrites de Huelva in 1968; and

  Detailed underground geochemical sampling on Levels 5 and 6 by Jeff Smith for Indumetal in 1986 to establish the gold grade and distribution on these Levels.

An important component of the ore-zone modelling was the detailed geological level plans prepared by the Spanish geological survey (IGME) in the early 1980s. These were updated to include mining activity between 1980 and the cessation of production in 1984. There was thus a very detailed and verified knowledge of the distribution of massive sulphide on each of the 6 mine Levels and Sub-Levels at vertical intervals of not more than 30m. CMR had:

  Compiled and reviewed all data pertaining to the deposit in MapInfo© and Gemcom© software.

  Developed a detailed understanding of the disposition of the Mineral Resource in relation to mined-out areas.

  Verified the historical mine records through drilling.

  Completed a detailed geological study of the deposit and its host rocks, including a full long-section interpretation of the deposit.

  Established that zoning within the massive sulphide envelope, both lateral and across strike, was reflected in the modelled grade distribution.

Data Handling

1313 “records” comprising 9 surface drill-holes completed by Outokumpu (TH-1 to TH-9), and 56 surface drill holes completed by Cambridge Mineral Resources plc (L01-1 to L04-56) and 1,248 underground channel samples taken by various previous operators were entered into a standard database structure comprising five tables:

Header	1,313 records
Survey	1,585 records
Assay	2,588 records
Lithology	458 records
Composites	10,717 records

All underground channel samples were taken as being over a 2.0m horizontal interval orientated perpendicular to the azimuth of the specific drive from which they were collected.

All surface drill-hole collar locations were surveyed using a laser total station, and all surface drill-hole orientations were surveyed with a single shot photographic method of giving down-hole azimuth and dip.

Underground assay locations were digitised from underground level plans registered to fixed and constant points using MapInfo© and then exported into MSExcel as ASCII.csv files for eventual import into Gemcom©.

Following detailed assessment incorporating comparative geological and geochemical study using both 2D hard copy and 3D computer presentation, 43 underground drill-holes completed by Pyritas de Huelva in the early 1980’s were discarded from the initial data set as they were not considered to be reliable overall. It was noted, however, that, in certain areas, these drill-holes did appear to match all other data inputs. Nonetheless, given that significant doubt was cast on the veracity of the dataset and that there was a lack of signed-off laboratory returns, the entire dataset was discarded.

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Of the total records the 2,588 entries in the Assays Table the following entries were not available due to absence of assay data or the value being below detection limit:

Au 220	no assays
Ag 104	no assays
Cu 75	no assays and 72 below detection limit
Pb 81	no assays
Zn 107	no assays and 56 below detection limit
As 82	no assays
Ba 264	no assays

All records possessed assay values for Sulphur.

Before continuing into any form of data analysis the data base was verified using Gemcom’s internal verification package and any errors (such as mismatched lengths, duplicate values etc.) removed. Following verification, the Composites Table was defined using an equal length method. The length of the composites was taken as 1.5m and 10,717 values were generated by the software.

From the Composites Table individual extraction files for Au, Ag, Cu, Pb, Zn, S, As and Ba containing 3D locations (X, Y and Z) and values were generated for use in the block model variography.

Missing Values
Due to variable assay practices within the historic datasets, certain assays were not completed for Au and Ag (and other elements as tabulated above). In order to consolidate the distribution of full assays sets across the deposit, advantage was taken of the good correlation coefficient between lead and silver (Ag:Pb = 0.82) enabling the estimation of silver values from lead values. This was done for 104 values. Similarly, the correlation for gold and arsenic was moderately good (As:Au = 0.65) so 220 values were estimated from this relationship.

Constraining Envelope

The model was only defined to investigate and evaluate the mineralization confined within the “Massive Sulphides”. The underlying “Semi-Massive Sulphides” were not evaluated at this time although it should be noted than significant mineralization does exist within such ore-types in part of the mine area. The massive sulphide envelope was constructed from historic underground mapping by various authors over the period of previous production. This data was captured as polygons for each mining level at the reference elevation shown below:

1 Level	299.3m
2 Level	276.3m
3 Level	246.3m
4 Level	216.3m
5 Level	186.3m
6b Level	162.3m
6 Level	150.0m

Where two Massive Sulphide zones overlapped in cross section, the hanging-wall of the envelope was constructed along the hanging-wall contact of the uppermost zone, while the footwall of the envelope was placed at the footwall of the lowermost zone. In these areas containing overlapping Massive Sulphide zones, care was taken to ensure that, during the modelling of both mineable in-situ panels of massive sulphide and the modelling of mined-out stopes (see below), internal boundaries of Massive Sulphide zones were used as constraining boundaries.

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A series of north-south sections was generated on 25m intervals between 683100 E to 683500 E and, using the intersection points of these polygons on these sections together with drill-hole data projected onto these sections, a series of vertical outlines was constructed for the massive sulphide envelope.

The next reiteration was to project these sections onto a series of level plans generated at levels 100m to 350m. The resultant outline of the envelope was modified to include off section drill-holes and any additional assay information from sub-levels, raises, etc.

The final solid was generated by constructing tie-lines between each 10m flitch in 3D view and generating the resultant solid. The final solid was then checked for its viability in that it had no re-entrants and was a valid solid by Gemcom©.

The Massive Sulphide solid was defined as a “Geology Solid” and given a precedence of 2 in the solids menu.

Previous Mine Workings

All underground development was digitised as centre lines from the historic level plans at the elevations defined above. These centre lines were then extruded as solids in Gemcom© based on a pre-defined average profile as follows:

  Standard Drivage – Arched Profile

  Width – 3.0m, Height – 2.5m, Radius – 6.0m.

Raises were similarly digitised and relevant elevations given to the ends of each centre line. These centre lines were then extruded as solids in Gemcom© based on a pre-defined average profile as follows:

  Standard Raise – Rectangular Profile

  Width – 2.3m, Height – 2.0m.

The principal Renato Shaft has a profile of 4.0m by 3.5m.

All of these historic void spaces were defined as “Excavation Solids” and given precedence’s of 1 in the solids menu.

Existing stoping was constructed in the model by projecting the historic vertical longitudinal projection onto the Gemcom model. Where two Massive Sulphide zones within the envelope overlapped in longitudinal projection, a combination of discussion with former mine personnel and study of mine development lay out was used to establish if one or both zones had been extracted. Stope outlines on the projection were defined by X co-ordinates and by elevations and then digitized on the relevant level plans within Gemcom. Where mine production was recorded, the full width of the Massive Sulphide Zones within the modelled envelope was assumed to have been extracted within these stopes although this is known to have not been the case in certain areas of the mine from historical data. From these level polygons solids were created by attaching tie lines at the corners of the polygons and thus generating the void solids.

All of these historic stopes were defined as “Excavation Solids” and given precedence’s of 1 in the solids menu.

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Block Model

A Block Model grid based upon 5m x 5m by 10m (strike parallel) blocks was created from an origin located at 681800E / 4186400N. The Block Model contained 52 levels (5m) from 370m OD down to 110m OD; 100 rows (5m) and 120 columns (10m) for (624,000 blocks). These 624,000 blocks were all assigned cell addresses and a standard model set up to enable entry of the following values:

1.	Copper %
2.	Zinc %
3.	Au g/t
4.	Lead %
5.	Ag g/t
6.	S %
7.	Rock Type
8.	Percentage

Default values were generated to set up the model of 0.01% for Cu, Zn, Pb and S and 0.01 g/t for Au and Ag.

The Block Model was thus established. Then, by activating the Massive Sulphide solid and the mine working excavations (development and stopes), the “Rock Type” model was run to establish the presence of either void (code 1), massive sulphide (code10) or waste rock (code 0). In addition, the percentage model was run to generate the percentage of each rock type within each block (Precedence defined Massive Sulphides first, thus the minimum to register a block was 1% MS present). 10,019 blocks registered within the massive sulphide solid of which:

  6,076 blocks validated with all assay grades and assigned percentage.

  198 blocks registered with partial or incomplete assay data.

  3,754 blocks registered as 100% void space from previous mining.

Kriging

Kriging was asymmetric using the parameters shown in the Control File above and by Inverse Distance Squared. 3D Variography proved difficult to model and was variable across the mine due to different ore types (cupriferous or polymetallic) so the block model was kriged using 3D asymmetric inverse distance squared “ID2” parameters for Cu, Zn, Pb, Au, Ag and S as shown in the Gemcom graphic below:

Reiterations

Throughout the Inverse Squared (“ID2”) block value estimation process several pre-defined blocks were used as Check Blocks to review the validity of the modelling. In addition certain specific surface drill-hole records were removed from the second runs of kriging to check the generation of block grades through which the drill holes passed. Good correlation between estimated blocks and actual drilled grades was observed, so a good level of confidence is believed to exist within the model.

Output

Output from the model was via ASCII.csv files into MSExcel rather than using the reporting formats within Gemcom due to ease of use of Excel in comparison. The final output in MSExcel was used to establish block tonnages based upon calculated SG’s estimated from the S% assay. This calculation closely mirrors the reality of SG’s directly measured from drill-core. The formula used was:

SG = 2.55+((S%/53.4)*2.5)

Block tonnages were then calculated using the standard block volume (5 x 5 x 10m = 250m3) multiplied by the calculated SG and then the percentage value. Various cut-offs were then extracted

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from the MSExcel sheets by data sorting. From this, the overall Mineral Resource was tabulated at various 0.5g/t Au interval cut-offs, as follows:

Table 6	Historic CMR Mineral Resource Estimate (Source:- CMR, 2007)

Cut-off	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %
g/t Au
5.0	434,245	6.28	42.57	0.61	3.30	2.24
4.5	675,938	5.73	42.07	0.63	2.77	1.95
4.0	998,299	5.25	40.57	0.66	2.46	1.87
3.5	1,289,917	4.91	38.44	0.70	2.33	1.77
3.0	1,652,358	4.53	35.88	0.74	2.12	1.65
2.5	2,286,556	4.04	32.93	0.77	1.90	1.47
2.0	3,027,982	3.60	30.46	0.89	1.74	1.30
1.5	3,708,655	3.26	27.99	0.87	1.57	1.16
1.0	4,231,174	3.01	26.16	0.89	1.43	1.08
0.5	4,922,446	2.70	23.98	0.89	1.29	1.00
NOTES
1.	Due to the absence of certain assay data in parts of the orebody such as S% and Au g/t, some 198 blocks (1.97%) were not included in the resource totals.
2.	The total resources stated have not had unrecoverable blocks deducted from the totals.
3.	Blocks such as those within sill and crown pillars and as stope remnants, were not removed until a mining method is resolved. A mining plan is currently under construction utilizing ramp access.

Note: In Behre Dolbear’s opinion, this is not a current estimate of Mineral Resources but is an historical estimate of Mineral Resources that is considered to be relevant and reliable but which may not be compliant with NI43-101 and it is included here for the historical record only. The key assumptions, parameters and methods used by CMR are described in section 6.3.2. The work carried out by Behre Dolbear to verify the CMR work is described in section 14 - Mineral Resource Estimates below.

Classification
Given the:

  Detailed and extensive nature of available underground sample data;

  The very detailed available geological maps establishing the geometry, distribution and continuity of massive sulphide within the deposit;

  The detailed knowledge of previous mining experiences;

  The very detailed knowledge of the extent of previous mining; and

  The confidence gained during surface drilling through the consistent verification of past records;

the authors of the CMR report believed there was sufficient level of confidence in the data that the overall Mineral Resource could be categorised as an Indicated Mineral Resource.

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6.3.3	WAI MINERAL RESOURCE ESTIMATION (WAI, 2007)

CMR commissioned WAI to update the Lomero-Poyatos mineral resource estimate for a NI 43-101 compliant report (April 2007) based on the following parameters:-

  Gold price at time of study was US$ 650/oz

  Massive sulphide mineralisation only

  Previously mined deposit at LP only

  Focus only on the UG redevelopment of the operation

The resulting Lomero-Poyatos U/G resource (WAI, 2007) was significantly lower than the SRK (2002) open pit + UG resource, but was still attractive.

Table 7	Historic WAI Underground Resource Estimate at 1.5 g/t Au cut-off (Source: WAI , 2007)

	Mt	Cu %	Pb %	Zn %	Au g/t	Ag g/t
Indicated Resources	3.71	0.87	1.16	1.57	3.26	27.8

Note: In Behre Dolbear’s opinion, this is not a current estimate of Mineral Resources but is an historical estimate of Mineral Resources that is considered to be relevant and reliable but which may not be compliant with NI43-101 and it is included here for the historical record only. The key assumptions, parameters and methods used by WAI are described in section 6.3.3. The work carried out by Behre Dolbear to verify the WAI work is described in section 14 - Mineral Resource Estimates below.

It is Behre Dolbear’s opinion that:-

  The most likely cut-off grade for this deposit was not known at the time of the WAI study and must be confirmed by appropriate economic studies.

  The estimated contained metal content did not include consideration of mining, mineral processing, or metallurgical recoveries.

  Grades, tonnes and ounces were rounded and this may have resulted in minor discrepancies.

  Mineral resources that are not mineral reserves do not have demonstrated economic viability. No mineral reserves were estimated.

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7.0 GEOLOGICAL SETTING AND MINERALISATION

7.1	REGIONAL GEOLOGY

The Lomero-Poyatos mine is located in the north-east part of the Spanish/Portuguese (Iberian) pyrite belt which extends about 230 km between Seville in the east (in southern Spain) and the Atlantic coast near Lisbon in the west (in Portugal). Within the pyrite belt there are eight major mining areas, each reported to contain more than 100 million tonnes of ore. These are from east to west: Aznalcollar-Los Frailes, Rio Tinto, Sotiel-Migollas, La Zarza, Tharsis, Masa Valverde, Neves Corvo and Aljustrel, and many other smaller deposits. The Lomero-Poyatos mine is located on the northern margin of the pyrite belt.

Figure 15	Mines in the Iberian pyrite belt

7.2	LOCAL GEOLOGY

The Lomero-Poyatos poly-metallic sulphide deposit is located on the northern limb of the San Telmo anticline, which is an E-W trending fold structure adjacent to a major thrust fault in the northern part of the Iberian Pyrite Belt (IPB). The San Telmo anticline contains several poly-metallic sulphide deposits of which the most important, from west to east are: El Carpio, Santa Bárbara, Cruzadillo, Lomero-Poyatos, Confesionarios, Aguas Teñidas, Castillejito, Cueva de la Mora and Monte Romero. These define a distinct mineral district where the massive sulphide deposits have small tonnages, but their base and precious metal grades are among the highest of any deposits in the IPB.

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Figure 16	Local geology of the Lomero-Poyatos district

7.3	PROPERTY GEOLOGY

The deposit has an average ENE (075°) strike and dips about 35°N. At the surface there are two separate mineral deposits: Lomero (east) and Poyatos (west) that combine to form a single deposit at depth. At depth, the deposit seems to be formed by several thin (3 to 10 m) stacked ore lenses, 900 m in strike length located along the tectonic contact between shales and igneous rocks. The footwall is composed of massive dacites that show an increase in the cleavage and deformation towards the deposit. They are affected by highly irregular silicification, sericitization and chloritization. The hanging wall is also composed of massive dacites overlain by purple and green shales. The hanging-wall and foot-wall contacts of the massive sulphides are marked by highly sheared and silicified rocks.

The mineral assemblage of the massive sulphides is composed of pyrite, tenantite, sphalerite, galena, chalcopyrite, minor arsenopyrite, barite, pyrrhotite and gold. There are some hematite-magnetite-rich bands (ITGE, 1989).

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Western pit (Poyatos)

The Poyatos pit shows some irregular and highly strained sub-horizontal massive sulphide bodies mainly composed of coarse-grained pyrite. Below the massive sulphides there is highly chloritized dacite with increase of the intensity of chloritization and schistocity towards the contact with the massive sulphides, which may be a major thrust as it consists of strongly silicified tectonic melange with tectonic lenses of pyrite. This is clearly seen in the entrance to the adit below the old shaft. Above the massive sulphides there is auto-brecciated rhyodacite with a highly mylonitized footwall. The massive sulphides form highly strained boudin-like lenses a few metres in thickness that grade into mylonites formed from altered felsic rocks with pyritic tectonic lenses combined in a ramp and flat geometry (ITGE, 1989).

Eastern pit (Lomero)

The geology in the Lomero pit is similar to that at Poyatos. The hanging wall of the massive sulphides consists of highly chloritized dacite while the footwall consists of a tectonic melange overlying the dacites. The bottom of the open pit (when not flooded) shows the hanging wall of the massive sulphides with abundant tectonic and highly strained pyritic lenses in mylonitized rhyodacites (ITGE, 1989).

Figure 17	Geology of the Lomero-Poyatos mine site (Source: WAI, 2007)

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Figure 18	Schematic N-S cross-section through the Lomero-Poyatos deposit

7.4	MINERALIZATION

The known massive sulphide deposit is tabular, extends laterally in an east-west direction for over 800m, has a moderate (35°) dip to the north and a down-dip extent of more than 350m. The average thickness of massive sulphide based on drill-hole intersections is about 7.5m although the maximum thickness of massive sulphide exceeds 20m.

There are two zones, Lomeros and Poyatos, where historical mining was concentrated, separated by a thinner central zone. In the eastern part of the deposit, the strike of the mineralization turns to the east-northeast and the massive sulphide thins out on the mine level plans.

Pyrite is the predominant sulphide, but the sulphide minerals of greatest economic importance are sphalerite, chalcopyrite, tetrahedrite and galena. The massive sulphide and semi-massive sulphide zones at Lomero-Poyatos are significantly enriched in gold. In terms of gold content, the Lomero-Poyatos deposit has the highest gold grades in the IPB with values of 2.0m at 14.1 g/t Au and 0.55m at 16.84 g/t Au being returned from CMR drill holes. There is some copper-enrichment in the central part of the mine, with some zinc-lead-gold enrichment towards the eastern and western margins of the deposit.

8.0 DEPOSIT TYPES

The Lomero-Poyatos deposit is a typical volcanic-hosted, poly-metallic, massive and semi-massive sulphide deposit, composed of pyrite, tenantite, sphalerite, galena, chalcopyrite, minor arsenopyrite, barite, pyrrhotite and gold, with some hematite-magnetite-rich bands.

Lomero-Poyatos is a combined Oko / Kuroko-type, strata-bound, polymetallic mineral deposit genetically related to submarine felsic volcanic activity. Kuroko-type deposits were first defined in Japan, where Kinoshita (1944) and Ohashi (1962) defined "Kuroko deposit" as a bedded sedimentary

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deposit formed by submarine volcanism, consisting of one or a combination of Kuroko (black ore consisting of sphalerite and galena), Oko (yellow ore consisting of pyrite and chalcopyrite), Keiko (siliceous pyritic ore) and Sekkoko (gypsum and / or barite ore). The term “Kuroko type deposit” should be limited to deposits in which typical Kuroko occurs, but the term may also be applied to allied deposit types consisting of only pyritic or pyritic-siliceous ores, or vein-type deposits formed along the paths of the mineralizing solutions that formed the Kuroko deposits. Kuroko-type deposits however, are so complicated in their nature that these brief definitions are not sufficient to cover their full characteristics (Tatsumi, 1970).

9.0 EXPLORATION

CRI, the present owner of the Lomero-Poyatos mine, has not carried out any exploration of the property. All the available data is derived from the work carried out by previous owners, as described in Section 6 - History, above, or the work carried out by Behre Dolbear and Gemcom described in Item 14 Mineral Resource Estimates below.

10.0 DRILLING

CRI, the present owner of the Lomero-Poyatos mine, has not carried out any drilling on the property. All the available drill-hole data is derived from work carried out by previous owners (CMR), as described in Section 6 - History, above.

11.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

CRI, the present owner of the Lomero-Poyatos mine has not carried out any sampling on the property. All the available sample data is derived from work carried out by previous owners, as described in Item 6 - History, above. Behre Dolbear has no direct knowledge and no way of ascertaining who or how these historical samples were collected other than as described in section 6 of this report.

12.0 DATA VERIFICATION

CRI, the present owner of the Lomero-Poyatos mine, has not carried out any exploration or development work on the property other than a preliminary review of the metallurgical test work. All the available exploration data is derived from work carried out by previous owners, as described in Section 6 - History, above.

The author, as the qualified person responsible for this report, has verified that the data is suitable to be used for the estimation of mineral resources. “Data verification” means the process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used.” (NI43-101 Standards, Part 1, Section 1.1).

This verification included:

  Verification of the location, history, infrastructure, topography and climate of the Lomero-poyatos deposit by reference to published maps, satellite imagery, published reports and weather records.

  Verification of historical production data on the Lomero-Poyatos mine from published reports in the public domain;

  A site visit to examine and verify the geology and setting of the deposit;

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  Discussions with mining experts from the University of Madrid, particularly Angel Rodrigues-Avello Sanz and Jose Antonio Botin Gonzalez, concerning the history of ownership, geology, mining and processing at Lomero-Poyatos;

  Review and comparison of the geology, mineralisation, mining and processing data from the Lomero-Poyatos mine with published data from adjacent properties that occur in the same geological environment and are geologically and mineralogically similar, in particular the Aguas Tenidas mine located about 10km along strike to the east and the San Telmo mine located about 5 km along strike to the west;

  Detailed review and statistical analysis of drillhole logs and drillhole sample data;

  Detailed review and appraisal of the previous CMR, SRK and WAI technical reports as summarised herein;

  Preparation in association with Gemcom Software Europe Ltd (Gemcom), of a new geological and mineral resource block model of the Lomero-Poyatos deposit based on all available drill-hole data, as described in Section 14 - Mineral Resource Estimates (below).

No documentation relating to the legal ownership or control of the Lomero-Poyatos site were seen or verified by Behre Dolbear, as much of this data was not accessible due to the recent ownership changes. Arrangements are being made to obtain access to this ownership data in due course.

No original historical mining records from the period prior to mine closure were seen and no historical mine assay data documentation or procedures were seen or verified, as much of this data was not accessible due to the recent ownership changes. Arrangements are being made to obtain access to this historical mining data in due course.

Drill core from the CMR exploration of the Lomero-Poyatos deposit is known to exist, but was not inspected during the site visit in January 2011, because the drill-core was stored off-site at a secured property that was owned by third parties and which was locked and not accessible at the time of the site visit. The CMR drill-core is believed to be a fairly complete record of the CMR drilling programme and:-

  consists mostly of HQ or NQ size drill-core;

  consists of about 2800 core boxes containing in total about 12,000m of core; and.

  was securely boxed for storage, so may still be in reasonable condition.

The ownership of the Lomero-Poyatos drill-core is uncertain. Arrangements should be made to carry out an inspection of the drill-core as and when the storage facility becomes accessible.

13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

CRI, the present owner of the Lomero-Poyatos mine, has not carried out any mineral processing or metallurgical test work on the property. CRI has established a relationship with the University of Madrid to carry out mineral processing test work and mine development studies, but the results of this arrangement are not yet available.

The only available metallurgical data is derived from work carried out by previous owners, as described in Section 6 - History, above. This data is summarised with comments and discussion, where appropriate, as follows:

Newmont (2002) demonstrated the gold existed in two forms:

  as solid solution in the pyrite lattice.

  as a gold-silver-mercury alloy with an average grain size of 15-23 microns.

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Newmont concluded that for the samples analysed, the majority (70 to 85%) of the gold would report to pyrite and most of the remaining (15 to 30%) gold would report to the copper concentrate.

AMCO-Robertson (2002) confirmed the Newmont findings and reported the following test results:

Table 8	Processing test results (Source: Amco-Robertson, 2002)

Product	Recovery	Cu (%)	Pb (%)	Zn (%)	Ag (g/t)	Au (g/t)	Gold Distribution
Copper conc.	50%	23.0	3.1	5.3	177	100	13.0%
Lead conc.	42.5%	0.3	44.3	5.7	98	7.0	2.2%
Zinc conc.	80%	0.2	0.7	54.4	38	3.2	4.8%
Pyrite conc.	-	-	-	-	-	4.0	80.0%

CSMA (2002, 2003) reported that more than 80% gold recovery from pyrite-rich concentrate was possible following roasting/cyanidation.

13.1	DISCUSSION OF THE METALLURGICAL DATA

The Lomero-Poyatos project is unusual in having an ‘Operating Concession’ which requires mining to take place. However, due to the paucity of critical metallurgical data, Behre Dolbear regards the Lomero-Poyatos project as an advanced exploration project, not as a development project.

It is proposed to implement an 18-month core-drilling programme totalling about 50,000m of HQ diameter, in order establish the distribution of the various minerals within the deposit and to obtain representative samples of the various mineral domains and to upgrade the current Inferred Mineral Resource to Indicated Mineral Resource and Probable Mineral Reserve status, in order to comply with the legal requirements of the Operating Concession.

Discussions with the University of Madrid and with SGS showed the deposit contains at least three different ore types as follows:

  Cupriferous ore assaying typically 1.0% to 1.5% Cu with gold credits but with no Pb/Zn/Ag.

  Arseno-pyritic ore containing gold only.

  Massive sulphide containing all three base-metals with silver associated with lead and gold associated with sulphides, some is free gold.

These different ore types will require at least three different processing -sheets and of following operation the been mine suggested, could pot subj entiallyconfirmation mine in the mining plan, that during the first years :

  The cupriferous ore type that is likely to require a grinding and copper flotation plant with any gold present taken as credits with the copper concentrate, assuming it reports to the concentrate.

  The arseno-pyritic ore that is likely to require fine grinding followed by sulphide oxygenation (BIOX or POX) followed by cyanide leach.

  The poly-metallic ore that is likely to require fine grinding followed by differential flotation followed by sulphide oxygenation followed by cyanide leach.

The previous mineralogy testwork indicated that 39% of the gold is in solution in the pyrite, 42% is encapsulated, 5% is associated with other minerals and the remaining 14% is free gold (8% >5 microns in size and 6% <5 microns in size).

As a consequence of this mineral diversity, the geological /mineralogical domains need to be defined so as to provide separate tonnage and grade estimates for each of these ore types. Carefully selected

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and representative metallurgical samples need to be extracted from each of these ore type domains for metallurgical testing.

Assessment of the value of the mineral resource requires various assumptions about processing costs, recoveries and subsequent smelting and refining charges, in order to arrive at a “net smelter return” (NSR), based on a given metals market price. Assuming a given cut-off grade, an average net smelter return per tonne of ore mined can be estimated and deductions can then be made to account for capital and operating costs, taxes and royalties, to arrive at the net value of the ore.

Based on the Gemcom (Dec, 2010) Resource Estimate and current (Feb 2011) metal prices in US$, the NSR value of the deposit may be considered to be as follows:

Table 9	Assumptions used in deriving NSR for Lomero-Poyatos (in US$)

Assumption	Gold	Silver	Copper	Zinc	Lead
Metal price in US$	1300/oz	30/oz	10,000/t	2500/t	2500/t
Loss on Mining and Processing	20%	30%	45%	30%	30%
Cost of Freight, Insurance, Smelting, and Refining	5%	20%	20%	20%	20%
Total loss of value	25%	50%	65%	50%	50%
NSR value US$	975/oz	15/oz	3500/t	1250/t	1250/t
NSR value of 1 g/t or 1% grade	$ 34/g	$ 0.5/g	$ 35 / %	$ 12.5 / %	$ 12.5 / %
Average Grade at zero Au Cut-off	2.15g/t	48.06 g/t	0.67%	1.98%	0.61%
NSR $ Value per tonne ore mined	73.94	24.03	23.45	24.75	7.63

From these figures, it is apparent that the ratio of net value in the ore is roughly:

  Au = Ag + Cu + Zn + Pb

This indicates that, after allowing for the relative costs of processing, transport, smelting and refining, gold represents about the same net value as all the other base-metal elements combined.

From a mining and processing perspective this suggests that gold + silver represent the principal value in the deposit, that copper + zinc represent a useful by-product value and that lead is the least valuable mineral component.

These value relationships provide a useful constraint on the various mining and metallurgical process options available for the Lomero-Poyatos deposit. In order to better appreciate these variables, Gemcom prepared a series of scatter plots showing the correlation between all the main metal pairs. These correlation plots suggest these possible mineral associations:

  Au is strongly related to Ag and Zn, and is moderately related to Pb.

  Pb is strongly related to Zn and Ag, and is moderately related to Au.

  Cu is poorly related to the other metals, but has a moderate correlation with S.

  S is moderately associated with every element.

These elemental associations indicate that Copper mineralisation primarily occurred separately from the Au-Ag-Zn-Pb mineralisation.

There appear to be two separate mineralising events shown by the sulphur vs gold and the sulphur vs silver plots that both show a distinct High Sulphur / High Gold + Silver population and a separate or overlapping High Sulphur / Low Gold + Silver population.

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Figure 19	Histogram of Gold assay values showing 2 populations (blue line)

This suggests that there may two separate metal distributions within the primary sulphide mineralisation.

This also appears to be reflected as a weak zonal distribution in the resource block model and to a lesser extent in the distribution of the old mine workings, as follows:

  The western Poyatos zone with high Au-Ag-Zn-Pb values, but relatively low Cu values.

  The eastern Lomeros zone with high Au-Ag-Zn-Pb values, but relatively low Cu values.

  Separated by a central zone with relatively high Cu values and low Au-Ag-Zn values.

This may indicate a central (proximal) copper-rich feeder zone and lateral (distal) Au-Ag-Zn-Pb zones to the east (Lomero) and west (Poyatos) and possibly down dip at depth. It is important that any samples selected for metallurgical test-work should represent the full diversity of the mineralisation that may eventually be mined and processed.

On this basis, there could be as many as four (4) distinct mineral domains or populations:

  Pyrite – Low gold (< 1g/t Au) domain

  Pyrite – High gold (> 1g/t Au) domain

  Pyrite – High copper domain

  Zn-Pb-Au-Ag sulphide domain

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Consequently, these different ore types may require different processing flow-sheets.

Figure 20	Correlation plots of each metal pair assay values

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14.0 MINERAL RESOURCE ESTIMATES

After acquiring the Lomero-Poyatos mine in 2000, CMR carried out various drilling and resource estimation programmes in order to evaluate the un-mined parts of the deposit and to explore for major extensions of the known massive sulphide mineralisation. This activity included about 10,000m of drilling, 1100m of trenching, detailed geological studies, metallurgical test-work, resource evaluation and electromagnetic and gravity surveys. Nine diamond drill-holes totalling 2,490m were drilled in 2001 and 48 near-surface drill-holes totalling 4,781 m in 2003. The holes were typically drilled at an inclination of -70° and at an azimuth of 180°. They were primarily designed to:

  verify the old mine records;

  obtain in-situ massive sulphide for metallurgical test-work; and

  improve knowledge of the grade distribution.

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Figure 21	Plan view of CMR drillholes and section lines (source: Gemcom, 2011)

All the data acquired from CMR was integrated under Behre Dolbear’s supervision into a new Lomero-Poyatos database (Gemcom, 2010). This necessitated the transfer of data from various sources, including plans, surveys and maps, into a readily accessible digital format for use in geological and resource modelling software packages. Data incorporated into the Lomero-Poyatos Resource Model included:

  Underground sampling;

  Surface drill-hole data from Outokumpu drilling; and

  CMR drill-hole data from 2001, 2003 and 2004.

The underground data included:

  Underground development geochemical sampling on Levels 2, 3, 4 and 5 by Societe Francaise de Piritas de Huelva (SFPH) from 1934 onwards, taken every 2 m during level development.

  Detailed, across-strike, underground geochemical sampling on Levels 4 and 5 within the Lomero area by Societe Francaise de Pyrites de Huelva in 1968.

  Detailed underground geochemical sampling on Levels 5 and 6 by Jeff Smith for Indumetal in 1986 to establish the gold grade and distribution on these Levels.

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14.1	GEMCOM RESOURCE MODEL

Gemcom Software Europe Ltd (Gemcom) was commissioned by Behre Dolbear to assist with the verification, quantification and modelling of the Lomero-Poyatos mineral resource based on the currently available data, under the direct supervision of the Qualified Person responsible for this report.

Gemcom requested that all available geological and mineralogical data, including drill-hole logs, assay data and specific gravity (SG) data, as well as structural data, developed and historically worked out areas and the topographic DTM, be provided prior to the resource estimation. All available data was provided to Gemcom, although this did not include all the requested data as listed above.

Gemcom modelled the mineralisation of the Lomero-Poyatos deposit using both Gemcom GEMS® and Surpac® software. The following steps were involved in the resource estimation:

  All available data was uploaded and/or opened in Surpac.

  Drill-hole data was validated visually and the survey, logs and assay data was validated digitally.

  3D wireframes (solids) were digitised around the identified mineralisation in the valid drill hole data.

  Variography was undertaken on the data within the solid to define the parameters for ordinary kriging.

  Indicator kriging was undertaken to create the block model to determine grade and tonnage estimates.

  A Mineral Resource Estimate was developed by constraining the geological block model with the following parameters as determined in consultation with Behre Dolbear:

  A minimum average grade of 1 g/t gold over a minimum composited intersection of 2m.

  Indicated Mineral Resource classified with a drill-hole spacing of <30m.

  Inferred Mineral Resource classified with a drill-hole spacing of >30m.

Figure 22	Long section showing underground workings (Source: Gemcom, 2010)

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14.2	DATABASE PREPARATION AND VALIDATION

Historical Exploration Data

The data provided to Gemcom comprised a variety of sample types and sources taken at different times and by different parties over the course of the history of the deposit. The history of ownership, operation and exploration of the deposit is summarised as follows:

Year	Comments
1850’s onwards:	History of mining the deposit recorded.
1930’s to 1982:

Pyritas de Huelva mined massive pyrite, largely underground, for sulphur to produce sulphuric acid; old workings extend for 1000m (E-W) and up to 500m down dip. The mine closure survey is reported to comprise a detailed plan of the mine levels.

1984	Billiton conducted an underground diamond drilling programme (60 underground horizontal holes) targeting the crown pillars comprising massive sulphide and semi-massive sulphide of >25% sulphur.
1986	Indumetal conducted underground mapping and sampling in the form of 650 rock-chip samples in the lower levels of the mine to assess base- and precious-metal grades.
1989

Discussions of JV between Tharsis and Outokumpu including 9 diamond drill holes from surface (Th-1 to Th-9) totalling 2,200m to assess the potential beyond the mined areas. Principally these investigations tested the dip and strike extensions within 1000m along strike and 100m down dip of the lowest workings (Level 6).

1992-2000	Licences held in receivership and then acquired by Tethys Iberian Minerals Ltd.; some consolidation and valuation work done.
1999

Recursos (a wholly owned subsidiary of Cambridge Mineral Resources plc) acquired the Exploitation Concessions through a rental agreement with the owner San Telmo Iberica Minera S.A. This agreement was signed to cover the duration of the vailidity of the Exploitation Concessions, which had a 60 year life commencing in 1973.

2001

Cambridge Mineral Resources and Newmont Mining Corporation drilled 48 diamond drill holes from surface to collect samples for metallurgical test work and provide further intersections through the deposit.

2002	SRK undertook a conceptual mining study and prepared a Mineral Resource Model on behalf of Cambridge.
2002	Bouger gravity survey undertaken by Williams Geophysics.
2007

WAI was commissioned to update the resource statement for a NI43-101 Technical Report, covering the massive sulphide mineralisation within the previously mined deposit focussing only on the underground redevelopment of the mine.

Sept 2010	SRK produced a report on the additional mineral potential beyond the limits of the currently delineated Mineral Resource.

Not all of the above data and sample results were made available to Gemcom to compile the database and some of the data that were provided were excluded for reasons of data integrity and validation.

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Data Handling and Validation

The following data was provided to Gemcom:

  Log descriptions of 48 diamond drill holes from the CMR campaigns;

  A Microsoft Access Database with 4 tables;

  A topographic surface from AutoCAD; and

  Historical workings as AutoCAD and GEMS files; Gemcom was unable to open these files but was able to create solids of the historical workings from the level plans.

Inspection of this data revealed some inconsistencies between the different sources and any unreferenced drill holes and samples with undefined intervals were identified and removed from the base data. Validation of the remaining data using standard Gems® and Surpac® database tools also revealed some overlaps of sample intervals, which were corrected where possible or removed from the data set.

Historical mine plans were provided as 2D level plans which deviated in places from the 3D infrastructure files provided. Information on individual stopes could not be accessed and was therefore interpolated from the level plans on the basis that ore in previously mined areas was effectively sterilised and would not be included in the resource estimation.

Lithology and structural domains

Of 124 known drill holes at Lomero-Poyatos, only 48 of them had drill-log data available. There was insufficient information to undertake a resource estimation based on lithology as no rock code legend was provided and it was difficult to determine what the rock types were from information based solely on the lithological codes and the associated description. No structural geology or geotechnical data such as indications of faults, shearing or description of contacts or bedding was provided, thereby limiting Gemcom’s ability to model the deposit.

Taking into account the above limitations, the relationship between rock type and mineralisation was modelled by graphically displaying the drill holes with the sulphur assay information together with the lithology codes.

The mineralisation was interpreted as one single domain and one single solid based on the >25% sulphur assay values. The >25% sulphur solid was extended in some areas to allow for some off-section drill-hole assays to be incorporated into the solid. End terminations of the solid were interpreted conservatively and based on the outer limit of drill-hole data.

Scatterplot Analyses

All assay correlation graphs were produced using the Basic Statistics functions in Surpac ® v.614 and the graphs plot elemental abundances against one another. The data was analysed in two formats, raw and composited data, because the composited data type was the primary source of data used in the block model estimation. This composited data was generated down each drill hole from the raw drill-hole data. These graphs (see Item 18 above) were analysed (see below) in conjunction with their corresponding correlation coefficients. This analytical method assessed the correlation of two sets of data by producing a number between -1 and +1. The closer to -1, the more negative the correlation and the closer to +1 the more positive. Thus, each pair from the 6 elements can receive a correlation coefficient that highlights the relationship between the selected elements.

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Table 10	Correlation Coefficients of the Raw Assay Data (Source: Gemcom, 2011)

Element	Ag	Au	Cu	Pb	Zn	S
Ag	1	0.7514	0.4372	0.5274	0.7449	0.3938
Au	0.7514	1	0.3806	0.3725	0.6347	0.4854
Cu	0.4372	0.3806	1	0.1117	0.3518	0.4921
Pb	0.5274	0.3725	0.1117	1	0.571	0.2183
Zn	0.7449	0.6347	0.3518	0.571	1	0.3434
S	0.3938	0.4854	0.4921	0.2183	0.3434	1

Gold values

Analysis of the data indicated that gold is not limited to one rock type. The Au grades appear to be higher where a high content of sulphur exists and therefore it was assumed that the Au values occur predominantly within the massive sulphides. Notably there are high Au values associated with the hanging-wall contact of the massive sulphides. Plots of Au vs S values indicated that there may be two separate populations of Au values.

Lead and Zinc values

There is a good correlation between the lead (Pb) and zinc (Zn) values in the massive sulphides. Zinc (Zn) showed a strong correlation with silver (Ag) and gold (Au) values, which indicates that Zn mineralisation is closely associated with both Ag and Au.

Copper values

Analyses of the copper content indicated that there is a correlation with the lower foot-wall part of the massive sulphides. However, the correlation coefficients of the data show that the copper mineralisation is distinctly different to the others metals (Au, Ag, Pb, Zn). This indicates that the Cu mineralisation and the poly-metallic mineralisation (Au, Ag, Pb, Zn) may represent different mineralising events that have different special distributions.

Modelling Methodology

The methodology followed in the resource estimation is summarised as follows:

1.	Histograms were drawn up on the raw data to analyse the distribution of the elements.
2.	The ratio between gold and sulphur were modelled indicating a good positive correlation.
3.	The solid was created with one single domain based on >25% sulphur and >1 g/t gold values.
4.	Compositing was undertaken inside the solid.
5.	Histograms were plotted on the composited data.
6.	Indicator analysis was performed to generate the indicator range for indicator kriging.
7.	Variograms were modelled based on the indicators.
8.

The block model was created based on dimensions that would accommodate the solid and block size at half distance between drill holes. A partial percentage model was generated to ensure volumetric accuracy of the geological resource model. The classified mineral resource model utilised a minimum sub-blocking of 1.25m.

9.	Indicator kriging estimation method was run on the block model based on the variogram results for Ag, Au, Cu, Pb and Zn.

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The resource was first estimated using ordinary kriging, but due to the lack of lithological data and difficulty in domaining the mineral distribution, it was concluded that ordinary kriging was not sufficiently robust and therefore indicator kriging was used to produce an estimate with greater certainty. Resource estimation was based on a solid created from >25% sulphur assay values. The solid included all drill holes, but excluded any erroneous data such as zero interval values. Therefore, the >25% S solid is a representation of the massive sulphide deposit, as shown in Figure 23. Any gold-rich zones were identified by plotting the assay data from the drill hole logs.

Figure 23	Block Model Solid of Lomero-Poyatos deposit at >25% S (Source: Gemcom, 2011)

The solid represents the outer limits of the known mineralisation.

Compositing of samples was undertaken within the solid in order to avoid dilution. The solid was treated as a single domain and histograms indicated that the distribution of values was close to normal in preparation for the modelling.

Variography was undertaken on the composited data in order to model correlation between samples in 3D space. Through modelling the variograms, the nugget, sill and range were identified along with the major/semi-major ratio and major/minor ratio, which indicated the direction of maximum continuity of the elements inside the solid in preparation for kriging. The block model was generated with a block size of half the drill spacing in all 3 directions. Partial percentage modelling was performed in order to reflect the correct volume of the solid within the larger blocks.

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Indicator kriging was the chosen methodology for estimation of the mineral resource as a result of clustering of the data; the high variability of the deposit as reflected in the drill holes; and the lack of detailed lithological data.

A block model was created to cover the area of exploration and limits of drill hole penetration. Block sizes were determined by drill hole spacing (half) distance to create blocks that were orientated N-S (Y) = 15m, E-W (X) = 10m, and Vertical (Z) = 15m.

The mineral resource was estimated at a cut off grade of 1g/t Au averaged over the 2m composite sample interval.

Statistical Procedures and Characteristics
Raw data statistical analysis was performed on all the samples to minimise data skew. The statistical analysis identified some mismatches between surface and underground borehole samples. This was particularly the case for the chip-samples and cross-cut samples of which a large proportion had to be dismissed from the data set.

Composite Selection
Down hole compositing was performed for all elements using a sample length of 2m following the statistical validation described above. 95% of all samples were successfully included in the composite data set. The mineral resource estimate utilised grade compositing of greater than 1 g/t Au with a minimum composite length of 2m. This was assumed to represent a minimum mining width for an underground mining project.

Grade Capping
From the composite histograms generated, it was clear that a number of no-grade composites were generated by the chip-samples and cross-cut samples, thus lowering the overall grade. Therefore these underground samples were eliminated as discussed (above) and only surface drill-hole data was used as the basis for the resource estimation. Top cutting was applied to all elements except Ag and S, by visualising their probability plot curves. However, as the top cut did not include any erratically high values it was removed as it was felt that it was unnecessary and that the entire population should be included in order to provide an estimate of all the contained metals.

Specific Gravity
No specific gravity data was available, nor known to exist. In the absence of SG data, the following assumptions were made:

  The initial Mineral Resource estimate was based on the >25% S solid assuming a specific gravity of 3.3 (Gemcom, 2010). This was based on the assumption that, within the solid, there is likely to be some areas of massive sulphide and some areas of low-grade disseminated sulphide and therefore 3.3 was considered to be a fair estimate.

  The subsequent Mineral Resource estimate (Gemcom, 2011) was based on a specific gravity of 4.5, based on the assumption that since minimum mining widths were being applied as a constraint to the data, the mineralisation would largely comprise high-grade massive sulphide. As regionally analogous deposits have a known specific gravity of 4.6, it seemed reasonable to assume an SG value of 4.5 for the resource estimate.

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Variography
Variograms were developed for all the elements using the variogram modelling feature in Gemcom Surpac as shown in Figure 24.

Figure 24	Primary Variogram – gold (Source: Gemcom, 2011)

Validation
Basic validation steps were completed on the generated block model as follows:

  Generation of histograms

  Generation of cumulative frequency graphs

  Generation of basic statistical parameters (i.e. mean, median, etc)

  Comparison of basic statistical parameters

When comparing the estimation of the block model to the composites for the area enclosed by the 2 meter intersection at 1g/t Au, the following observations were made:

  Mean of block model 4.2 Au g/t – Mean of Composites 4.0 Au g/t

  Minimum of block model 0.6 Au g/t – Minimum of Composites 0 Au g/t

  Maximum of block model 9.8 Au g/t – Maximum of Composites 14.1 Au g/t

The shift in maximum and minimum values is expected of any estimation as the extremes are reduced by averaging under estimation conditions. The mean is comparable, which shows that the majority of the estimation is similar to the composites; this initially shows the estimation is reliable.

14.3	MINERAL RESOURCE ESTIMATION

A Mineral Resource estimation based on total mineral tonnage and average grade was produced for all elements in the block model (Gemcom, 2011).

The deposit block model was further constrained by the mine workings developed as solids from the mine plans. The volume of the stopes amounted to about 1.3 million m3 or about 3.9 Mt of mined material assuming a Specific gravity of 3.3 for a mixture of pyrite mineralisation and low-grade or unmineralised rock from development openings.

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Figure 25	Model of Mine Workings (Source: Gemcom, 2011)

As no economic analysis or feasibility study has been made to determine what economic cut-off grade will be applied to the Lomero-Poyatos deposit, the tonnes and grades were estimated using a range of cut-off values. The block model estimate for the deposit was based on the >25%S mineral envelope solid at a specific gravity of 3.3 and excluding mined-out areas in order to establish the size and extent of the sulphide deposit as a whole (i.e., the “Exploration potential”), is as follows:

Table 11	Global Inferred Mineral Resource Estimate at Various Cut-offs within > 25% S Envelope and SG = 3.3 (Source: BDI/Gemcom, 2011)

Grade	Volume	Tonnes	Au	Ag	Cu	Pb	Zn	Cumulative
Au g/t	(Mm3)	(Mt)	g/t	g/t	%	%	%	Tonnes	g/t	g/t
								(Mt)	Au	Ag
<1.0	2.85	9.42	0.62	11.42	0.16	0.27	0.78	30.35	2.31	46.56
1.0-2.0	1.38	4.58	1.51	37.86	0.67	0.60	1.82	20.93	3.08	62.38
2.0-3.0	2.109	6.96	2.46	46.13	0.74	0.68	2.42	16.35	3.52	69.25
3.0-4.0	1.214	4.01	3.49	68.69	1.04	0.89	3.38	9.38	4.30	86.40
4.0-5.0	0.864	2.85	4.46	92.27	1.18	1.15	4.35	5.38	4.90	99.59
5.0-6.0	0.766	2.53	5.41	107.8	1.20	1.37	5.05	2.53	5.41	107.8
>6.0	0	0	0.00	0.00	0.00	0.00	0.00	0	0	0
Grand Total	9.196	30.35	2.31	46.56	0.67	0.67	2.35

It was noted that metal prices had increased significantly since the SRK and WAI resource estimates and pre-feasibility studies were completed. The gold price increased from less than US$ 650 / oz in 2007 to more than US$ 1300 in 2011. The silver price also increased significantly. These increases resulted in the Lomero-Poyatos deposit now being considered primarily as a gold project instead of primarily as a base-metal project as formerly (see table 9).

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It was noted that approximately 30% of the > 25% S material (table 11) was at a grade of less than 1 g/t Au occurring at depth and on the fringes of the deposit and it was possible that this had questionable economic value. Therefore, it was decided to exclude any material of less than 1 g/t Au from the mineral resource estimation on the assumption that underground mining methods would be the most likely method of exploitation.

The Mineral Resource was then re-estimated according to parameters chosen to fall within reasonable underground mining constraints, including a minimum composite grade of 1.0 g/t gold over a minimum intersection width of 2m. This is considered to be the current and base-case, mineral resource estimate (table 12):

Table 12	Inferred Mineral Resource Estimate assuming underground mining at 1g/t Au cut-off and SG = 4.5 (Source: BDI/Gemcom, 2011)

Class	Cut-off	Volume m3	Cumulative	Cumulative	Cumulative
Inferred	g/t Au		M Tonnes	Au g/t	Ag g/t
Base-case	>1.0	1,348,656	6.07	4.25	88.74
	>2.0	1,261,039	5.66	4.45	92.33
	>3.0	1,114,235	4.89	4.74	96.47
	>4.0	864,606	3.63	5.16	102.24
	>5.0	520,970	1.92	5.77	111.6
	>6.0	162,814	0.59	6.51	124.57
	>7.0	29,806	0.04	7.76	132.24
	>8.0	4,703	0.01	9.02	171.03
	>9.0	830	0.004	9.82	187.77

The author would caution that due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

There are no known environmental, legal, tax, marketing, political or other factors that might materially affect this mineral resource estimate.

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14.4	LOMERO-POYATOS BLOCK MODELS BY ELEMENT BASED ON > 25% SULPUR SOLID (Source: Gemcom, 2011)

GOLD

Figure 26	Plan view showing Au mineralisation, drill holes and IK estimated block model

Figure 27	Section view showing Au mineralisation at the eastern extremity of the block model drill holes and IK estimated block model

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Figure 28	Inclined section looking towards the SW showing Au mineralisation drill holes and IK estimated block model

SILVER

Figure 29	Plan view showing Ag mineralisation, drill holes and IK estimated block model

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Figure 30	Section view showing Ag mineralisation at the eastern extremity of the block Model drill holes and IK estimated block model

Figure 31	Inclined section looking towards the SW showing Ag mineralisation, drill holes and IK estimated block model

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COPPER

Figure 32	Plan view showing Cu mineralisation, drill holes and IK estimated block model

Figure 33	Section view showing Cu mineralisation at the eastern extremity of the block model, drill holes and IK estimated block model

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Figure 34	Inclined section looking towards the SW showing Cu mineralisation, drill holes and IK estimated block model

LEAD

Figure 35	Plan view showing Pb mineralisation, drill holes and IK estimated block mode

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Figure 36	Section view showing Pb mineralisation at the eastern extremity of the block model, drill holes and IK estimated block model

Figure 37	Inclined section looking towards the SW showing Pb mineralisation, drill holes and IK estimated block model

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ZINC

Figure 38	Plan view showing Zn mineralisation, drill holes and IK estimated block model

Figure 39	Section view showing Zn mineralisation at the eastern extremity of the block model, drill holes and IK estimated block model

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Figure 40	Inclined section looking towards the SW showing Zn mineralisation, drill holes and IK estimated block model

15.0 MINERAL RESERVE ESTIMATES

It is the author’s opinion, that owing to the lack of a suitable feasibility or pre-feasibility study for mining and processing the gold and base-metal mineralisation at Lomero-Poyatos, there is no current basis for classifying any of the Mineral Resources as Mineral Reserves.

16.0 MINING METHODS

The only data relevant to Item 16 are described in Section 6 – History. That data was based on historical economic factors (i.e., 2002 – 2007 metal prices) that may not be relevant in the current economic environment where metal prices have increased substantially and capital and operating costs have also changed.

17.0 RECOVERY METHODS

The only data relevant to Item 17 are described in Section 6 – History.

18.0 PROJECT INFRASTRUCTURE

The only data relevant to Item 18 are described in Section 5.5 – Site Infrastructure.

19.0 MARKET STUDIES AND CONTRACTS

The only data relevant to Item 19 are described in Section 6 – History.

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20.0 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The only data relevant to Item 20 are described in Section 4.5 – Environmental Aspects.

21.0 CAPITAL AND OPERATING COSTS

The only data relevant to Item 21 are described in Section 6 – History.

22.0 ECONOMIC ANALYSIS

The only data relevant to Item 22 are described in Section 6 – History.

23.0 ADJACENT PROPERTIES

The only data relevant to Item 23 are described in Section 6 – History.

24.0 OTHER RELEVANT DATA AND INFORMATION

The only data relevant to Item 24 are described in Section 6 – History. That data was based on historical economic factors (ie 2002 – 2007 metal prices) that may not be relevant in the current economic environment where metal prices have increased substantially and capital and operating costs have also changed.

25.0 INTERPRETATION AND CONCLUSIONS

25.1	DISCUSSION OF RESULTS

The Lomero-Poyatos deposit is a poly-metallic massive sulphide deposit.

The author believes with the application of potential underground mining constraints that the Lomero-Poyatos deposit currently contains an estimated Inferred Mineral Resource of 6.07 Mt averaging 4.25 g/t of gold and 88.74g/t of silver, after the application of a minimum drill-hole intersection of 2m at 1 g/t Au. The estimate accounts for the mined out area and it assumes an average SG of 4.5 at a 1 g/t Au cut-off. The deposit also contains some minor copper, lead and zinc values.

25.2	DATA ADEQUACY AND RELIABILITY

These estimates were based on assumptions made about the specific gravity of the main mineralised rock types and it is strongly recommended that studies of the specific gravity be undertaken before these Inferred Mineral Resources can be upgraded to Indicated and Measured Mineral Resource categories.

It is also recommended that additional drilling be carried out, including some duplicate drill holes twinning selected surveyed historical holes in order to cross-correlate the historical data with confirmatory data; also some additional drill holes to better define the physical extent of the solid at depth and along strike.

Further validation of the nature and distribution of the Au, Ag, Cu, Pb, Zn mineralisation is also required, in order that the Inferred Mineral Resources can be upgraded.

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25.3	THE PROJECT CONCLUSIONS

The historical drilling and other test work carried out by CMR met its objective of identifying a potentially economic massive sulphide deposit and establishing the approximate grade and distribution of the associated Au, Ag, Cu, Pb, Zn mineralisation.

The validation work carried out by Behre Dolbear and the new block model and Mineral Resource Estimate prepared by BDI/Gemcom met the objective of confirming the reliability of the available historical data by identifying a potentially economic massive sulphide deposit and establishing the approximate grade and spatial distribution of the associated Au, Ag, Cu, Pb, Zn mineralisation.

The author also believes that the Company should continue to examine the economic viability of open pit operations of the lower-grade near-surface mineralization in addition to the current underground scenario as the previous studies were completed at much lower metal pricing than is currently achievable. This could potentially expand the defined Mineral Resources at the property if these studies should show that this portion of the in-situ mineralisation which is currently excluded from the estimated mineral resource could possibly become economically extractable.

26.0 RECOMMENDATIONS

Two phases of work are recommended.

Phase 1 – Drilling Programme, Metallurgical Testing and Scoping Study

It is recommended that a drilling programme comprising 20,000 metres of HQ drill core should be carried out.

The drilling programme should consist of holes drilled at an inclination of 60° bearing 180° so as to provide true width intersections through the mineralised zone that dips 30° north (bearing 360°).

The Phase 1 drill holes should be spaced at about 50m intervals along ten (10) N-S section lines spaced 100m apart. The results of this drilling will provide a regular 50m x 100m drill spacing, that should be sufficient to upgrade the Inferred Mineral Resource estimates to the Indicated Resource category.

Phase 1 drilling programme at 50m intervals along N-S section lines 100m apart.

Depth of Intersection	Drill-hole length (m)	No. of Drill-holes	Total drilling (m)
25	40	10	400
50	60	10	600
75	90	10	900
100	120	10	1200
150	175	10	1750
200	230	10	2300
250	289	10	2890
TOTAL		70	10,040

The mineralised sections of drill-core need to be logged, cut and assayed and the data collated.
The mineralised sections of the drill-core will provide feedstock for the scoping study metallurgical test work, requiring about 160 kg of core representing 30 metres of selected core intersections. The test work could start in late 2011 and should provide data for a pre-feasibility study which should take up to six months and be finished in 2012.

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It is proposed that the scoping study will be carried out by a combined team of experts from Behre Dolbear and the University of Madrid, with SGS assisting with specialist mineralogy, chemical assays and gravity pre-concentration studies.

Phase 2 - Pre-feasibility Study (PFS)

Phase 2 will be contingent on the successful completion of and a positive result from the Phase 1 Scoping study. Phase 2 will be a standard PFS, which should be completed by the end of 2012. The study should include work to explore economic viability of an open pit operation of lower-grade near surface mineralization.

The results of the Phase 1 drilling should be reviewed and then a similar pattern of in-fill drilling should be carried out along ten (10) in-fill section lines spaced 100m apart to provide a regular 50m x 50m drill spacing over a total surface area about 1000m E-W and 750m N-S, that should be sufficient to upgrade the Mineral Resource estimates to the Measured Mineral Resource category.

Phase 2 In-fill drilling programme at 50m intervals along N-S section lines 50m apart.

Depth of Intersection	Drill-hole length (m)	No. of Drill-holes	Total drilling (m)
25	40	10	400
50	60	10	600
75	90	10	900
100	120	10	1200
150	175	10	1750
200	230	10	2300
250	289	10	2890
TOTAL		70	10,040

26.1	COST OF PROGRAMMES

The proposed budget (in Euros) for this programme of work is as follows:

Phase 1 to Scoping Study Stage
Drilling 10,000m of HQ core	€4 million
Metallurgical and other test work	€1 million
Environmental studies	€0.5 million
Supervision and Reporting	€0.5 million
Total Phase 1	€6 million

Phase 2 to Pre-Feasibility Study Stage
Additional drilling, 10,000m	€4 million
Additional test work	€1 million
Environmental Studies	€0.5 million
Pre-feasibility Study and report	€1.5 million
Total Phase 2	€7 million

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27.0 REFERENCES

Joint SGA IAGOD International Meeting Field trip B428 August - 3 September, 1999.

Cambridge Mineral Resources, 2002 Summary of recent metallurgical testwork on Lomero-Poyatos samples.

Cambridge Mineral Resources 2003 Electromagnetic survey and drilling confirms upside potential at Lomero-Poyatos. Press Release 24 July 2003.

Cambridge Mineral Resources 2006 The Geology of the Lomero-Poyatos VHMS Deposit, Iberian Pyrite Belt, Spain.

LiaMin Consulting The Study of Mineral Deposit Anatomy, an Essential Foundation for Deposit Evaluation and Exploration. 9th Biennial SGA Meeting Trinity College Dublin, 20th –23rd August 2007.

SRK Consulting 2002 A conceptual mining study of the Lomero-Poyatos polymetallic deposit, southwest Spain.

Wardell Armstrong International Ltd. 2007 The Lomero-Poyatos mine, southern Spain.

Gemcom 2010 Mineral Resource Estimation review and recommendation report for Behre Dolbear. Date: 17 December 2010. Gemcom Software Europe Ltd

Gemcom 2011 Mineral Resource Estimation final review and recommendation report for Behre Dolbear. Date: 17 March 2011. Gemcom Software Europe Ltd.

Tatsuo Tatsumi (editor) 1970 Volcanism and Ore Genesis. University of Tokio Press, Japan.

http://www.marketwire.com/press-release/Iberian-Minerals-Reports-Q3-Condestable-Operating-Results-Aguas-Tenidas-Hedging-Updates-TSX-VENTURE-IZN-1079973.htm

“Emerging Spanish Gold Producer” presentation, February 2011, Astur Gold Corporation.

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28.0 DATE AND SIGNATURE PAGE

The technical report must have a signature page at the end, signed in accordance with section 5.2 of the Instrument. The effective date of the technical report and date of signing must be on the signature page which may be the Certificate and Consent.

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29.0 CERTIFICATE AND CONSENT

To Accompany the Report Entitled “NI 43-101 Report on the Lomero-Poyatos Au-Cu-Pb-Zn Mine, in Andalusia, Spain”, dated 21st May 2012.

I, Richard James Fletcher, am a Senior Associate with the firm of Behre Dolbear International Limited with an office at: 3rd Floor, International House, Dover Place, Ashford, Kent, TN23 1HU, and do hereby certify that:-

1.	I am a graduate of the University of Leicester with a Bachelor of Science honours degree in Geology and also have an MSc. in Exploration Geology from the University of North Queensland, Australia. I have practiced my profession continuously since 1966 and have more than 40 years experience of exploration and mining of gold, copper, lead and zinc deposits.
2.	I am a Fellow in good standing of the Australasian Institute of Mining and Metallurgy and a Chartered Geologist, and a Member in good standing of the Institute of Materials, Minerals and Mining and a Chartered Engineer.
3.	As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all the scientific and technical information required to be disclosed to make this technical report not misleading.
4.	I am a “qualified person” for the purposes of National Instrument 43-101 and am independent of Corporacion Recursos Iberia SL and Petaquilla Minerals Limited as defined in Section 1.5 of National Instrument 43-101 and I have not had any prior involvement with the property that is the subject of this report, nor have I received, nor do I expect to receive, any interest, directly or indirectly, in any of the property or securities of Corporacion Recursos Iberia SL or of Petaquilla Minerals Limited.
5.	I have made a visit to the Lomero-Poyatos Mine area for one day in January 2011 and I have also reviewed technical data made available by Corporacion Recursos Iberia SL and I am responsible for all sections of this report.
6.	I have read National Instrument 43-101 and Form 43-101F1 and this technical report has been prepared in compliance with National Instrument 43-101and Form 43-101F1.
7.	I hereby consent to use of this report and my name in the preparation of a written disclosure for submission to any Provincial regulatory authority.

Signed Richard J Fletcher	Date 21st May 2012
R. J. Fletcher M.Sc., B.Sc. FAusIMM, MIMMM, C.Geol, C.Eng.	at Conwy, UK.

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